As filed with the Securities and Exchange Commission on April 20, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAL-MAINE FOODS, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3320 Woodrow Wilson Drive Jackson, Mississippi 39209 (601) 948-6813 (Address and telephone number, principal executive offices)	64-0500378 (I.R.S. Employer Identification No.)

Fred R. Adams, Jr.

Chairman of the Board and Chief Executive Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Drive
Jackson, Mississippi 39209
(601) 948-6813
(Name, address and telephone number, of agent for service)
with copies to:

Peter E. Panarites, Esq. Arthur H. Bill, Esq. Foley & Lardner LLP 3000 K Street, N.W., Suite 500 Washington, D.C. 20007 (202) 672-5300	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000
         Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of the Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each		Proposed Maximum	Proposed Maximum
Class of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered(1)	Share(2)	Price(2)	Registration Fee

Common Stock, par value $0.01 per share	5,750,000 shares	$15.40	$88,550,000	$11,220.00

(1)	Includes 4,000,000 shares to be offered by the Registrant and 1,000,000 shares to be offered by the selling stockholder. Also includes 750,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the high and low prices of the Registrant’s Common Stock reported on the NASDAQ National Market on April 15, 2004, as adjusted to reflect a 2-for-1 split of the Common Stock effective April 14, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject To Completion	April 20, 2004

5,000,000 Shares

CAL-MAINE FOODS, INC.

Common Stock

We are offering 4,000,000 shares and the selling stockholder is offering 1,000,000 shares of our Common Stock to be sold in the offering. The selling stockholder is our founder and principal stockholder. We will not receive any proceeds from the sale of any shares of Common Stock sold by the selling stockholder.

Our outstanding capital stock includes Common Stock and Class A Common Stock. Each share of Common Stock entitles the holder to one vote and each share of Class A Common Stock entitles the holder to ten votes. Our Class A Common Stock is convertible into shares of our Common Stock on a 1-for-1 basis. Immediately following the completion of this offering, our principal stockholder and his spouse will own 27.9% of our outstanding Common Stock and 90.4% of our outstanding Class A Common Stock and possess 53.7% of the total voting power of our outstanding capital stock.

Our Common Stock is quoted on the NASDAQ National Market under the symbol “CALM.” On April 19, 2004, the last sale price of our Common Stock was $16.81 per share, or $33.62 per share on a pre-split basis. See “Prospectus Summary—Recent Developments” on page 3.

Investing in the shares involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional 750,000 shares of Common Stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds, before expenses, to us will be $                    .

The underwriters are offering the Common Stock as set forth under “Underwriting.” Delivery of the shares will be made in New York, New York on or about                     , 2004.

UBS Investment Bank

SunTrust Robinson Humphrey

We are the largest producer and marketer of shell eggs in the United States. We sell the majority of our shell eggs in 28 states, primarily in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States as indicated in the map below.

________________________________________________________________________________

You should rely only on information contained in or incorporated by reference into this prospectus. We, the selling stockholder and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our” or “Company” refer to Cal-Maine Foods, Inc. and all of its subsidiaries.

TABLE OF CONTENTS

Forward-looking statements	i
Prospectus summary	1
Risk factors	6
Use of proceeds	11
Price range of common stock	12
Dividend policy	12
Capitalization	13
Selected consolidated financial and operating data	14
Management’s discussion and analysis of financial condition and results of operations	16
Business	25
Management	33
Principal stockholders and selling stockholder	36
Description of capital stock	37
Material US federal tax considerations for non-US holders of Common Stock	40
Underwriting	42
Legal matters	45
Experts	45
Information incorporated by reference	45
Where you can find more information about us	46
Index to consolidated financial statements	F-1

Forward-looking statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek to continue,” “should” or “will” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk factors,” that may cause our or our industry’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our Common Stock in this offering. You should read the entire prospectus carefully, including the information under the heading “Risk factors” beginning on page 6 and the information incorporated by reference in this prospectus. We present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on the Saturday closest to May 31 of each year. Our fiscal years 2001, 2002 and 2003 ended June 2, 2001, June 1, 2002 and May 31, 2003, respectively. Our fiscal year 2004 ends May 29, 2004 and the first three fiscal quarters of fiscal 2004 ended August 30, 2003, November 29, 2003 and February 28, 2004. All references to a fiscal year means our fiscal year and all references to a year mean a calendar year.

OUR BUSINESS

We are the largest producer and marketer of shell eggs in the United States. In fiscal year 2003, we sold approximately 571 million dozen shell eggs, which represented about 13% of domestic shell egg consumption. Our total flock, which is comprised of approximately 21 million layers and 5 million pullets and breeders, is the largest in the United States. Layers are mature female chickens, pullets are young female chickens usually under 20 weeks of age, and breeders are male or female chickens used to produce fertile eggs to be hatched for egg production flocks. Our primary business is the production, grading, packaging, marketing and distribution of shell eggs. We sell the majority of our shell eggs in 28 states, primarily in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. We market our shell eggs through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, foodservice distributors and egg product manufacturers. The strength of our position is evidenced by the fact that we have the largest market share in the grocery segment for shell eggs and we sell shell eggs to 9 of the 10 largest food retailers in the United States.

We are also the largest producer and marketer of value-added specialty shell eggs in the United States. Specialty shell eggs include reduced cholesterol, cage free and organic eggs and are a rapidly growing segment of the market. In 2003, specialty shell eggs were estimated to represent approximately 7% of shell egg dollar sales. Retail prices for specialty eggs are higher than standard shell eggs due to consumer willingness to pay for the increased benefits from those products. We market our specialty shell eggs under two distinct brands: Egg-Land’s Best™ and Farmhouse. We own a 20% equity interest in Egg-Land’s Best, Inc., which markets the leading brand in the specialty shell egg segment. We have exclusive license agreements to market and distribute Egg-Land’s BestTM specialty shell eggs in major metropolitan areas, including New York City, and a number of states in the southeast and southwest. We market cage free eggs under our trademarked Farmhouse brand and distribute those shell eggs across the southeast and southwest regions of the United States. We also produce, market and distribute private label specialty shell eggs to several customers. Specialty shell eggs accounted for approximately 4.1% of our total shell egg volume in fiscal 2003 and 5.3% for the first nine months of fiscal 2004.

We are also a leader in industry consolidation. Since 1989, we have completed 10 acquisitions ranging in size from 600,000 layers to 7.5 million layers. Despite a market that has been characterized by increasing consolidation, the shell egg production industry remains highly fragmented. There are currently over 60 producers who each own more than one million layers and the 10 largest producers own approximately 40% of total industry layers. We believe industry consolidation will continue and we plan to capitalize on opportunities as they arise.

INDUSTRY BACKGROUND

Overview

The USDA reported that in 2003 the wholesale shell egg industry was a $4.5 billion market. Shell eggs are a staple food product and 94% of US homes buy shell eggs according to the 2003 Progressive Grocer Consumer Expenditure Study. Based on historical consumption trends, demand for shell eggs increases in line with overall population growth, averaging about 1% per year. Since 1999, annual per capita consumption in the United States has varied between 250 and 256 eggs. In 2003, per capita consumption in the United States was 254 eggs, implying approximately five eggs consumed per person per week.

Prices for Shell Eggs

Shell egg prices are a critical component of profitability in the industry. Over 90% of all shell eggs sold in the United States in the retail and foodservice channels are sold at prices related to the Urner Barry wholesale quotation for shell eggs. In 2003, wholesale shell egg prices averaged 93.8 cents per dozen versus an average of 71.3 cents per dozen from 1999 to 2002. The current price environment is the result of strong demand for shell eggs and a level supply.

Factors currently influencing demand:

à	industry advertising campaigns successfully promoting the health benefits of eggs

à	positive announcements from the medical community highlighting eggs as a good source of protein

à	increased consumption resulting from the factors noted above as well as the reduced level of cholesterol in eggs

à	increased demand from the foodservice channel

Factors currently influencing supply:

à	living space for newly hatched layers will increase 20% by 2008 according to guidelines put in place by the United Egg Producers, in conjunction with the Food Marketing Institute, both industry trade associations

à	the process to bring new shell egg production capacity online has become more complex than in the past, increasing the time it takes to bring new capacity to market

Feed Costs for Shell Egg Production

Feed is the primary cost component in the production of shell eggs and represents over one-half of industry production costs. Most shell egg processors are vertically integrated, producing the majority of the feed they require themselves. Although feed ingredients are available from a number of sources, prices for ingredients can fluctuate and can be affected by weather and by various supply and demand factors. Current prices for corn and soybeans, essential feed ingredients, are significantly higher than in the recent past.

COMPETITIVE STRENGTHS

We believe that our long history and proven track record in the shell egg business reflect our established reputation for customer service and product quality, efficient cost structure and experienced management team. We further believe that we are well positioned to continue to build on our leading market position and that the following strengths form the foundation for our success:

à	established market leadership

à	strong customer relationships

à	significant acquisition track record

à	experienced management team

GROWTH STRATEGY

Our objective is to enhance our position as the largest producer and marketer of shell eggs in the United States. To achieve this goal, we are pursuing the following strategies:

Continue to Pursue Acquisitions

We will continue to evaluate and selectively pursue acquisitions that will expand our shell egg production capabilities within existing markets and broaden our geographic reach. We have extensive experience identifying, valuing, executing and integrating acquisitions and we intend to leverage that experience in the evaluation and execution of future acquisitions. We will seek to acquire regional shell egg businesses that have significant market share and long-standing customer relationships. We believe that enhancing our national presence will help us further strengthen our relationships with existing customers which have operations across the United States.

Continue to Increase Sales of Value-Added Specialty Shell Eggs

Through exclusive license agreements with Egg-Land’s Best, Inc. in several key territories and our trademarked Farmhouse brand, we are the leading producer and marketer of value-added specialty shell eggs. We plan to increase our sales of value-added specialty shell eggs in two ways. First, we intend to capitalize on the strong growth in the market by increasing our production of Egg-Land’s BestTM and Farmhouse branded products. Second, we intend to pursue acquisitions that expand our specialty shell egg production.

RECENT DEVELOPMENTS

On April 14, 2004, our stockholders approved amendments to our Certificate of Incorporation increasing the authorized number of shares of our Common Stock and Class A Common Stock, and effecting a 2-for-1 split of our Common Stock and Class A Common Stock. The amendments became effective the same day. All share and per share information in this prospectus have been restated retroactively to reflect the split.

Although the 2-for-1 split became effective on April 14, 2004, the distribution of additional shares of Common Stock and Class A Common Stock will not be completed until the close of business on April 23, 2004. Accordingly, pursuant to NASDAQ National Market rules and regulations, the price at which our Common Stock is traded on the NASDAQ National Market will continue to be reported on a pre-split basis through April 23, 2004.

OUR CORPORATE INFORMATION

We were incorporated in Delaware in 1969. Our principal executive office is located at 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209. The telephone number of our principal executive office is (601) 948-6813. We maintain a website at www.calmainefoods.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

The offering

Common Stock we are offering	4,000,000 shares

Common Stock being offered by selling stockholder	1,000,000 shares

Total	5,000,000 shares

Common Stock to be outstanding after the offering	25,809,394 shares

Class A Common Stock outstanding before and after the offering	2,400,000 shares

Total capital stock to be outstanding after the offering	28,209,394 shares

NASDAQ National Market symbol	CALM

Use of proceeds after expenses	We estimate that the net proceeds to us from the offering after expenses will be approximately $ million. We intend to use these proceeds primarily to provide additional funds for future acquisitions and for general corporate purposes. We will not receive any proceeds from the sale of shares of Common Stock by the selling stockholder.

Risk factors	See “Risk factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Common Stock.

The number of shares of our Common Stock and the total capital stock to be outstanding after this offering is based on the number of shares outstanding as of April 15, 2004 (restated to reflect the 2-for-1 split of our Common Stock), and does not include:

à	33,000 shares of Common Stock issuable upon the exercise of outstanding options under our 1999 Stock Option Plan having a weighted average exercise price of $1.56 per share as of April 15, 2004;

à	315,400 additional shares of Common Stock available under our 1993 Stock Option Plan and 1999 Stock Option Plan; and

à	up to 750,000 additional shares of Common Stock we have agreed to sell if the underwriters exercise in full their over-allotment option.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Summary consolidated financial and operating data

The following summary of our consolidated financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected consolidated financial and operating data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to those financial statements, appearing elsewhere or incorporated by reference in this prospectus.

	Fiscal years ended			39 weeks ended
	June 2,	June 1,	May 31,	March 1,	February 28,
	2001		2003	2003	2004
Statements of operations data

				(unaudited)

	(in thousands, except per share data)
Net sales	$358,412	$326,171	$387,462	$284,024	$429,979
Net income (loss)	6,824	(10,574)	12,212	7,902	49,248
Net income (loss) per common share(1)	0.28	(0.45)	0.51	0.34	2.03
Weighted average shares outstanding(1)	24,240	23,528	23,724	23,674	24,280
Cash flows provided by operating activities	30,423	264	30,731	14,500	66,688

				February 28, 2004
	Fiscal years ended
	June 2,	June 1,	May 31,		As
Balance sheet data	2001		2003	Actual	Adjusted(2)

				(unaudited)

	(in thousands)
Working capital	$28,386	$17,310	$27,749	$73,315
Total assets	234,752	229,654	235,392	289,436
Total long-term debt (including current portion & notes payable)	118,340	125,362	108,244	91,488
Total stockholders’ equity	66,196	54,460	66,085	122,999

	Fiscal years ended			39 weeks ended
	June 2,	June 1,	May 31,	March 1,	February 28,
	2001		2003	2003	2004
Operating data

Total number of layers at period ended (thousands)	19,138	19,201	19,877	20,532	20,997
Total shell eggs sold (millions of dozens)(3)	545.1	561.8	570.7	427.7	455.3

(1)	Adjusted to reflect the 2-for-1 stock split effective April 14, 2004, as if the split had occurred at the beginning of the earliest period presented.

(2)	Adjusted to give effect to the sale of 4,000,000 shares of Common Stock offered by us (at an offering price of $ per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us) and the addition of the net proceeds thereof to working capital. See “Capitalization.”

(3)	We produce approximately 75% of the total number of shell eggs sold by us and purchase the remainder from outside producers.

Risk factors

Before you invest in our Common Stock, you should be aware of various risks to which we are subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition and results of operations, or on the trading price of our Common Stock. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase any of our Common Stock. If any of the risks or uncertainties we face were to occur, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Market prices of wholesale shell eggs are volatile and changes in these prices and costs can adversely impact our results of operations.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside of our control. Small increases in production or small decreases in demand can have a large adverse effect on shell egg prices. Shell egg prices have experienced an upward trend since 2002, rose to historical highs in late 2003 and early 2004, and continue at record high levels. There can be no assurance that shell egg prices will remain at or near current levels. As the demand for shell eggs has increased in recent years, the supply of shell eggs has remained level. This has contributed to higher shell egg prices. However, there is no assurance that the supply of shell eggs will remain level in the future.

Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in shell egg production during the spring and early summer. Shell egg prices tend to increase with the start of the school year and are highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. Consequently, we generally experience lower sales and net income in our first and fourth fiscal quarters ending in August and May, respectively. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Changes in consumer demand for shell eggs can negatively impact our business.

Demand for shell eggs has increased in recent years as a result of a number of factors. We believe that increased fast food restaurant consumption, favorable reports from the medical community regarding the health benefits of shell eggs, reduced shell egg cholesterol levels, current high protein diet trends and industry advertising campaigns have all contributed to the increase in shell egg demand. However, there can be no assurance that the demand for shell eggs will not decline in the future. Adverse publicity relating to health concerns and changes in the perception of the nutritional value of shell eggs, as well as movement away from increasingly popular high protein diets, could adversely affect demand for shell eggs, which would have a material adverse effect on our future results of operations and financial condition.

Feed costs are volatile and changes in these costs can adversely impact our results of operations.

Feed costs represent the largest element of our shell egg production cost, ranging from 54% to 56% of total annual cost in each of the last five fiscal years. Although feed ingredients are available from a number of sources, we have little, if any, control over the prices of the ingredients that we purchase, which are affected by various demand and supply factors and have experienced significant fluctuations in the past. Prices for corn and soybeans, essential feed ingredients, have increased significantly in the last few months and are projected to be even higher in the year ahead. Increases in feed costs which

Risk factors

are not accompanied by increases in the selling price of shell eggs will have a material adverse effect on the results of our operations.

Due to the cyclical nature of our business, our financial results from year to year may fluctuate.

The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. In the past, during periods of high profitability, shell egg producers have tended to increase the number of layers in production with a resulting increase in the supply of shell eggs, which generally has caused a drop in shell egg prices until supply and demand return to balance. As a result, our financial results from year to year may very significantly.

We purchase approximately 25% of the shell eggs we sell from outside producers and our ability to obtain such eggs at prices and in quantities acceptable to us could fluctuate.

We produce approximately 75% of the total number of shell eggs sold by us and purchase the remaining amount from outside producers. As the wholesale price for shell eggs increases, our cost to acquire shell eggs from outside producers also increases. There can be no assurance that we will be able to continue to acquire shell eggs from outside producers in quantities and prices that are satisfactory and our inability to do so may have a material adverse affect on our business and profitability.

Our acquisition growth strategy subjects us to various risks.

We plan to pursue a growth strategy which includes acquisitions of other companies engaged in the production and sale of shell eggs. Acquisitions can require significant capital resources and divert management’s attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of its purchase. We cannot assure you that we:

à	will identify suitable acquisition candidates;

à	can consummate acquisitions on acceptable terms; or

à	can successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business.

No assurance can be given that companies acquired by us in the future will contribute positively to our results of operations or financial condition. In addition, federal anti-trust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance.

The consideration we pay in connection with any acquisition also affects our financial results. If we pay cash, we could be required to use a substantial portion of our available cash to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

We presently have no understandings or agreements with respect to any acquisitions.

Risk factors

Our largest customers have historically accounted for a significant portion of our net sales volume. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

For the fiscal year ended May 31, 2003, and the 39 weeks ended February 28, 2004, a major Texas grocery retailer, H.E. Butt Grocery Company, accounted for 12.8% of our net sales and 12.0% of our net sales, respectively, and two affiliated national retailers, Wal-Mart and Sam’s Club, on a combined basis, accounted for 21.3% and 26.2% of our net sales, respectively. Our top 10 customers accounted for 63.0% and 63.1% of net sales during those periods. Although we have established, long-term relationships with many of our customers, we do not have contractual relationships with any of our major customers for the sale of our shell eggs. If, for any reason, one or more of our larger customers were to purchase significantly less of our shell eggs in the future or were to terminate their purchases from us, and we are not able to sell our shell eggs to new customers at comparable levels, it would have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition and reputation.

We are subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. As a fully-integrated shell egg producer, our shell egg facilities are subject to United States Department of Agriculture, the USDA, and Food and Drug Administration, the FDA, regulation and various state and local health and agricultural agencies. Our shell egg processing facilities are subject to periodic USDA inspections. Our feed production facilities are subject to FDA regulation and inspections.

Our operations and facilities are also subject to various federal, state and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal and remediation of hazardous materials. Under these laws and regulations, we are also required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits.

If we fail to comply with any applicable law or regulation or permit, or fail to obtain any necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed and our operating results and financial condition could be materially and adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, there can be no assurances that we will not be required to incur significant costs for compliance with such laws and regulations in the future.

Our business is highly competitive.

The production and sale of fresh shell eggs, which have accounted for virtually all of our net sales in recent years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in marketing and selling shell eggs. We cannot assure you that we will be able to compete successfully with any or all of these companies. In addition, increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively effect our business, results of operations and financial condition.

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers.

We and many of our customers are facing pressure from animal rights groups, such as People for the Ethical Treatment of Animals, or PETA, to require that any companies that supply food products operate their business in a manner that treats animals in conformity with certain standards developed

Risk factors

by these animal rights groups. As a result, we are changing our operating procedures with respect to our flock of hens to meet some or all of these treatment standards. The treatment standards require, among other things, that we provide increased cage space for our hens and modify beak trimming and forced molting practices (the act of putting chickens into a regeneration cycle). Changing our procedures and infrastructure to conform to these guidelines has resulted and will continue to result in additional costs to our internal production of shell eggs, including cost increases from housing and feeding the increased flock population resulting from the modification of molting practices, and the cost for us to purchase shell eggs from our outside suppliers. While some of these increased costs have been passed on to our customers, we cannot assure you that we can continue to pass on these costs, or any additional costs we will face, in the future.

We are dependent on our management team, and the loss of any key member of this team may adversely affect the implementation of our business plan in a timely manner.

Our success depends largely upon the continued services of our senior management team, including Fred R. Adams, Jr., our chairman and chief executive officer. The loss or interruption of Mr. Adams’ services or those of one or more of our other executive officers could adversely affect our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers nor do we carry any key-man life insurance on any such persons.

Agricultural risks could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of shell eggs we produce and distribute. If a substantial portion of our production facilities are affected by any of these factors in any given quarter or year, our business, financial condition and results of operations could be materially and adversely affected.

We are controlled by a principal stockholder.

Fred R. Adams, Jr., our chairman of the board and chief executive officer, and his spouse own 37.6% of the outstanding shares of our Common Stock, which has one vote per share, and Mr. Adams owns 90.4% and his son-in-law Adolphus B. Baker, our president, chief operating officer and one of our directors, owns 9.6% of the outstanding shares of Class A Common Stock, which has 10 votes per share. Mr. Baker and his spouse also own 2.0% of the outstanding shares of our Common Stock. As a result, currently Mr. Adams and his spouse possess 65.3%, and Messrs. Adams and Baker and their spouses possess 71.3% of the total voting power represented by the outstanding shares of our Common Stock and Class A Common Stock. These stockholdings include shares of our Common Stock accumulated under our employee stock ownership plan for the respective accounts of Messrs. Adams and Baker.

Following the offering, Mr. Adams and his spouse will possess 53.7%, and Messrs. Adams and Baker and their spouses will, in the aggregate, possess 58.8% of the total voting power represented by the outstanding shares of our Common Stock and Class A Common Stock. The Adams family intends to retain ownership of a sufficient amount of Common Stock and Class A Common Stock to assure its continued ownership of over 50% of the combined voting power of our outstanding shares of capital stock. Such ownership will make an unsolicited acquisition of us more difficult and discourage certain types of transactions involving a change of control of our company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. In addition, certain provisions of our Certificate of Incorporation require that our Class A Common Stock be issued only to Fred R. Adams, Jr. and members of his immediate family, and that if shares of the Class A Common Stock, by operation of law or otherwise, are deemed not to

Risk factors

be owned by Mr. Adams or a member of his immediate family, the voting power of any such shares shall be automatically reduced to one vote per share. The Adams family controlling ownership of our capital stock may adversely affect the market price of our Common Stock.

Based on Mr. Adams’ beneficial ownership of our outstanding capital stock, we are a “controlled company,” as defined in Rule 4350(c)(5) of the listing standards of the NASDAQ National Market on which our shares of Common Stock are quoted. Accordingly, we are exempt from certain requirements of NASDAQ’s corporate governance listing standards, including the requirement to maintain a majority of independent directors on our board of directors and the requirements regarding the determination of compensation of executive officers and the nomination of directors by independent directors. For more information, see “Management— Certain corporate governance matters.”

Use of proceeds

The net proceeds to be received by us from the sale of the Common Stock in this offering are estimated to be approximately $                    , or approximately $                    if the underwriters’ over-allotment option is exercised in full and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds primarily to provide additional funds for future acquisitions and for general corporate purposes. At this time, we have no understandings or agreements with respect to any such acquisitions. Pending use of the proceeds, the net proceeds to be received by us from this offering will be invested in short-term, interest-bearing, investment-grade obligations.

Price range of common stock

Our Common Stock is traded on the NASDAQ National Market under the symbol CALM. The following table sets forth the high and low daily sales prices per share of our Common Stock for the periods shown. The sales prices have been adjusted to reflect the recent 2-for-1 split of our Common Stock effective April 14, 2004, as if the split had occurred at the beginning of the earliest period presented.

	Sales Price
Fiscal year ended	High	Low

June 1, 2002:
First Quarter	$2.535	$1.675
Second Quarter	2.320	1.750
Third Quarter	2.025	1.240
Fourth Quarter	2.075	1.475
May 31, 2003:
First Quarter	$2.180	$1.600
Second Quarter	1.915	1.395
Third Quarter	2.110	1.585
Fourth Quarter	2.800	1.600
May 29, 2004:
First Quarter	$3.900	$2.535
Second Quarter	10.630	3.490
Third Quarter	22.800	10.550
Fourth Quarter (through April 15, 2004)	21.705	14.875

On April 15, 2004, there were approximately 287 holders of record of our Common Stock.

Dividend policy

We have paid cash dividends on our capital stock since 1998. Prior to the 2-for-1 stock split, a cash dividend at the annual rate of $0.05 per share of Common Stock, or $0.0125 per quarter, was paid in each of the full quarters shown in the table above. We expect to pay cash dividends on our Common Stock at the same annual rate of $0.05 per share on a post-split basis, thus doubling the aggregate amount of cash dividends payable by us. Our Board of Directors will continue to consider the declaration of cash dividends in the future in light of our results of operations, financial condition, capital requirements for possible acquisitions and new construction, and other relevant economic factors. In addition, under the terms of agreements with our principal lenders, we are subject to various financial covenants, including a limitation on our ability to pay cash dividends in an aggregate amount not to exceed $500,000 per quarter.

Capitalization

The following table sets forth our consolidated capitalization as of February 28, 2004:

à	on an actual basis, but giving effect to the 2-for-1 stock split effective on April 14, 2004; and

à	as adjusted to reflect the issuance and sale by us of 4,000,000 shares of Common Stock offered hereby by us, at the price of $ per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us as described under “Use of proceeds.”

This information should be read together with our consolidated financial statements and the related notes thereto included elsewhere or incorporated by reference in this prospectus.

	Actual	As adjusted

	(unaudited, in thousands)

Cash and cash equivalents	$55,140	$

Current maturities of long-term debt	$10,319		$10,319
Long-term debt (excluding current portion)	81,169		81,169
Capitalized lease obligations (excluding current portion)	—		—

Total debt obligations	$91,488		$91,488

Stockholders’ equity:
Common Stock, par value $0.01 per share, 60,000,000 shares authorized; 35,130,400 shares outstanding and 39,130,400 shares outstanding, as adjusted	351		391
Class A Common Stock, par value $0.01 per share; 2,400,000 shares authorized; 2,400,000 shares outstanding	24		24
Additional paid-in capital	26,062
Retained earnings	109,015		109,015
Less: Common Stock in treasury (13,321,006 shares)	(12,453)		(12,453)

Total stockholders’ equity	$122,999	$

Total capitalization	$214,487	$

The information in the preceding table does not give effect to:

à	options to purchase 102,600 shares of Common Stock, with an average exercise price of $2.05 per share, issued under our 1993 Stock Option Plan, none of which are currently exercisable;

à	options to purchase 245,800 shares of Common Stock issued under our 1999 Stock Option Plan, of which options to purchase 33,000 shares are currently exercisable at an average price of $1.56 per share; and

à	up to 750,000 additional shares of Common Stock we have agreed to sell if the underwriters exercise in full their over-allotment option.

________________________________________________________________________________

Selected consolidated financial and operating data

The income statement data presented below for each of the fiscal years, which end on the Saturday closest to May 31 of each year, in the five-year period ended May 31, 2003, and the balance sheet data at May 29, 1999, June 3, 2000, June 2, 2001, June 1, 2002 and May 31, 2003, have been derived from our audited financial statements. In the opinion of our management, the unaudited information for the 39 week periods ended March 1, 2003 and February 28, 2004 has been prepared on a basis consistent with the audited financial statements and includes all adjustments, which consist only of normal recurring accruals necessary for a fair presentation of the results for those periods. The results of operations for the 39 weeks ended February 28, 2004 are not necessarily indicative of the results of the complete fiscal year. The selected consolidated financial and operating data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus.

	Fiscal years ended					39 weeks ended
	May 29,	June 3,	June 2,	June 1,	May 31,	March 1,	Feb. 28,

Statements of operations data	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share data)
Net sales	$287,954	$287,055	$358,412	$326,171	$387,462	$284,024	$429,979
Cost of sales	242,022	268,937	299,417	291,767	315,169	233,790	294,742

Gross profit	45,932	18,118	58,995	34,404	72,293	50,234	135,237
Selling, general and administrative	36,406	40,059	42,337	42,332	46,029	32,461	57,772

Operating income (loss)	9,526	(21,941)	16,658	(7,928)	26,264	17,773	77,465

Other income (expenses):
Interest expense	(5,195)	(7,726)	(9,072)	(8,580)	(8,272)	(6,104)	(4,924)
Equity in income (loss) of affiliates	357	130	415	(480)	442	351	4,163
Other	3,299	2,525	2,714	624	703	383	302

	(1,539)	(5,071)	(5,943)	(8,436)	(7,127)	(5,370)	(459)

Income (loss) before income tax	7,987	(27,012)	10,715	(16,364)	19,137	12,403	77,006
Income tax expense (benefit)	2,907	(9,633)	3,891	(5,790)	6,925	4,501	27,758

Net income (loss)	$5,080	$(17,379)	$6,824	$(10,574)	$12,212	$7,902	$49,248

Net income (loss) per common share(1):
Basic	$.19	$(.71)	$.29	$(.45)	$.52	$.34	$2.08

Diluted	$.19	$(.71)	$.28	$(.45)	$.51	$.34	$2.03

Cash dividends declared per share (2)	$.025	$.025	$.025	$.025	$.025	$.019	$.019

Weighted average shares outstanding(1):
Basic	25,998	24,724	24,102	23,528	23,528	23,528	23,762

Diluted	26,228	24,724	24,240	23,528	23,724	23,674	24,280

	Fiscal years ended					39 weeks ended
	May 29,	June 3,	June 2,	June 1,	May 31,	March 1,	Feb. 28,

Balance sheet data	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands)
Cash and cash equivalents	$36,198	$6,541	$13,129	$4,878	$6,092	$3,126	$55,140
Working capital	48,501	18,485	28,386	17,310	27,749	25,954	73,315
Total assets	213,682	231,899	234,752	229,654	235,392	238,740	289,436
Total debt (including current portion & notes payable)	84,004	127,236	118,340	125,362	108,244	118,811	91,488
Total stockholders’ equity	80,584	61,353	66,196	54,460	66,085	61,922	122,999

	May 29,	June 3,	June 2,	June 1,	May 31,	March 1,	Feb. 28,

Operating data	1999	2000	2001	2002	2003	2003	2004

Total number of layers at period ended (thousands)	14,518	18,346	19,138	19,201	19,877	20,532	20,997
Total shell eggs sold (millions of dozens)(3)	425.5	526.2	545.1	561.8	570.7	427.7	455.3

(1)	Adjusted to reflect the 2-for-1 stock split effective April 14, 2004, as if the split had occurred in the earliest period presented.

(2)	We paid annual dividends of $0.05 per share on our Common Stock prior to the 2-for-1 stock split effective April 14, 2004.

(3)	We produce approximately 75% of the total number of shell eggs sold by us and purchase the remainder from outside producers.

________________________________________________________________________________

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read together with the financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those discussed in the “Risk factors” section of this prospectus. All references to a fiscal year means our fiscal year and all references to a year means a calendar year.

OVERVIEW

We are primarily engaged in the production, grading, packing and sale of fresh shell eggs. Our fiscal year end is the Saturday closest to May 31.

Our operations are fully integrated. At our facilities we hatch chicks, grow and maintain a flock of pullets (young female chickens, usually under 20 weeks of age), layers (mature female chickens) and breeders (male or female birds used to produce fertile eggs to be hatched for egg production flocks), manufacture feed, and produce, process and distribute shell eggs. We currently are the largest producer and distributor of fresh shell eggs in the United States. Currently, shell egg sales account for 96% of our net sales. We primarily market shell eggs in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. Shell eggs are sold directly by us primarily to national and regional supermarket chains.

We currently produce approximately 75% of the total number of shell eggs sold by us, of which approximately 13% is produced through the use of contract producers. Contract producers operate under agreements with us for the use of their facilities in the production of shell eggs by layers owned by us. We own the eggs produced under these arrangements. Approximately 25% of the total number of shell eggs we sell are purchased from outside producers, as needed, for resale by us to our customers.

Our operating income or loss is significantly affected by wholesale shell egg market prices, which can fluctuate widely and are outside of our control. Retail sales of shell eggs are generally greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in egg production during the spring and early summer.

Our cost of production is materially affected by feed costs, which average about 55% of our total shell egg production cost. Changes in feed costs result in changes in cost of goods sold. The cost of feed ingredients is affected by a number of supply and demand factors such as crop production and weather, and other factors, such as the level of grain exports, over which we have little or no control.

Currently, prices for corn and soybeans, essential feed ingredients, are considerably higher than they have been in the past few months and they are projected to be higher in the year ahead. If so, this would result in higher feed ingredient cost to us and other shell egg producers. In anticipation of higher ingredient prices, in mid-January 2004, we purchased approximately 90% of our estimated soybean meal requirements through September 2004.

According to USDA reports, laying hen numbers during February 2004 were unchanged as compared to a year ago. Current industry projections are that, for the year ahead, laying hen numbers will be very close to this past year.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting standards generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

We suggest that our summary of significant accounting policies, as described in Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus should be read in conjunction with this discussion and analysis of financial condition and results of operations. We believe the critical accounting policies that most impact our consolidated financial statements are described below.

Allowance for doubtful accounts

In the normal course of business, we extend credit to our customers on a short-term basis. Although credit risks associated with our customers are considered minimal, we routinely review our accounts receivable balances and make provisions for probable doubtful accounts. In circumstances where management is aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings), a specific reserve is recorded to reduce the receivable to the amount expected to be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, generally 100% for amounts more than 60 days past due.

Inventories

Inventories of shell eggs, feed, supplies and livestock are valued principally at the lower of cost (first-in, first-out method) or market value. If market prices for shell eggs and feed grains move substantially lower, we would record adjustments to write-down the carrying values of shell eggs and feed inventories to fair market value.

The cost associated with flock inventories, consisting principally of chick purchases, feed, labor, contractor payments and overhead costs, are accumulated during the growing period of approximately 18 weeks. Capitalized flock costs are then amortized over the productive lives of the flocks, generally one to two years. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures would result in abnormal adjustments to write-downs in flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

Long-lived assets

Depreciable long-lived assets are primarily comprised of buildings and improvements and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

We continually reevaluate the carrying value of our long-lived assets, for events or changes in circumstances, which indicate that the carrying value may not be recoverable. As part of this reevaluation, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset.

Investment in affiliates

We have invested in other companies engaged in the production, processing and distribution of shell eggs and egg products. Our ownership percentages in these companies range from less than 20% to

Management’s discussion and analysis of financial condition and results of operations

50%. Therefore, these investments are recorded using the cost or the equity method, and accordingly, are not consolidated in our financial statements. Changes in the ownership percentages of these investments might alter the accounting methods currently used. We are a guarantor of approximately $6.8 million of long-term debt of one of these affiliates.

Income taxes

We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. We are periodically audited by taxing authorities. Any audit adjustments affecting permanent differences could have an impact on our effective tax rate.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, selected items from our consolidated statements of operations expressed as a percentage of net sales:

	Fiscal years ended			39 weeks ended
	June 2,	June 1,	May 31,	March 1,	February 28,
	2001		2003	2003	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100%
Cost of sales	83.5	89.5	81.3	82.3	68.6

Gross profit	16.5	10.5	18.7	17.7	31.4
Selling, general & administrative expenses	11.8	12.9	11.9	11.4	13.4

Operating income (loss)	4.7	(2.4)	6.8	6.3	18.0
Other income (expense)	(1.7)	(2.6)	(1.9)	(1.9)	(0.1)

Income (loss) before taxes	3.0	(5.0)	4.9	4.4	17.9
Income tax expense (benefit)	1.1	(1.8)	1.8	1.6	6.5

Net income (loss)	1.9%	(3.2)%	3.1%	2.8%	11.4%

39-week period ended February 28, 2004 compared to
39-week period ended March 1, 2003

Net sales

Approximately 96% of our net sales consist of shell egg sales. Approximately 3% of our net sales include incidental feed sales to outside egg producers, with the 1% balance consisting of other farming activities. Net sales for the 39 weeks ended February 28, 2004 were $430.0 million, an increase of $146.0 million, or 51.4%, as compared to net sales of $284.0 million for the 39 weeks ended March 1, 2003. Total dozens of shell eggs sold and net shell egg selling prices in the current 39 week period increased as compared to the same period in fiscal 2003. Dozens of shell eggs sold for the current 39 week period were 455.3 million as compared to 427.7 million for the same period in fiscal 2003, an increase of 6.5%. For the current 39 week period, our net average selling price per dozen of shell eggs was $0.911, as compared to $0.631 per dozen for the same period in fiscal 2003, an increase of 44.4%. We believe our financial results for recent periods have been positively affected by increased demand, primarily caused by favorable publicity about eggs from the medical community, increased use of eggs in high protein diets that are currently popular and a level egg supply within the industry. Also, the average size of our layer flock has increased from approximately 20.5 million hens at March 1, 2003 to approximately 21.0 million at February 28, 2004.

Management’s discussion and analysis of financial condition and results of operations

Cost of sales

Cost of sales consists of costs directly related to production and processing of shell eggs, including feed costs, and purchases of shell eggs from outside egg producers. Cost of sales for the 39 weeks ended February 28, 2004 was $294.7 million, an increase of $60.9 million, or 26.0%, as compared to cost of sales of $233.8 million for the 39 weeks ended March 1, 2003. The increase in cost of sales is the result of higher outside shell egg purchase cost and an increase in the cost of feed. During the first 39 weeks of fiscal 2003, we recognized $7.0 million as a reduction in cost of sales for our share of the settlement of certain class action feed ingredient lawsuits. Feed cost for the current 39 week period was $0.225 per dozen of shell eggs, as compared to $0.211 per dozen for the same period in the prior fiscal year, an increase of 6.6%. The increase in shell egg selling prices was the primary reason for the increase in gross profit from 17.7% of net sales for last year’s 39 week period as compared to a gross profit of 31.4% of net sales for the current 39 week period. Gross profits also improved because of greater operational efficiencies and a lower layer flock mortality rate.

Selling, general and administrative expenses

Selling, general and administrative expenses include costs of marketing, distribution, accounting and corporate overhead. Selling, general and administrative expenses for the 39 weeks ended February 28, 2004 was $57.8 million, an increase of $25.3 million, as compared to $32.5 million for the 39 weeks ended March 1, 2003. For the current 39 week period, we recorded an expense of $24.1 million for stock compensation due to the increase in the market price of our outstanding common stock from $2.62 at May 31, 2003 to $18.74 at February 28, 2004, as compared to an expense of $186,500 for the 39 weeks ended March 1, 2003. Excluding the $24.1 million expense stock option expense, the current 39 week period increase for selling, general and administrative expense was $1.2 million, or 3.7%. Of the $1.2 million increase, approximately $1.7 million was for increases in legal and professional fees, primarily related to our going private transaction that was terminated in November 2003, offset by reductions in costs of delivery and general administrative expenses. On a cost per dozen sold basis, excluding the $24.1 million stock option expense, selling, general and administrative expense was $0.074 for the current 39 week period as compared to $0.076 for the comparable period in fiscal 2003. As a percent of net sales, selling, general and administrative expense has increased from 11.4% for the first 39 week period of fiscal 2003 to 13.4% for the first 39 week period of fiscal 2004.

Operating income

For the 39 week period ended February 28, 2004, operating income was $77.5 million, as compared to operating income of $17.8 million for the 39 week period ended March 1, 2003. Operating income was 18.0% of net sales for the current 39 week period as compared to operating income of 6.3% of net sales in the comparable 39 week period in fiscal 2003.

Other income (expense)

Other income or expense consists of costs or income not directly charged to, or related to, operations such as interest expense and equity from affiliates. For the 39 week period ended February 28, 2004, other expense was $459,000, a decrease of $4.9 million as compared to $5.4 million for the comparable 39 week period in fiscal 2003. For the current period, net interest expense decreased $1.2 million and other income increased $3.7 million. Net interest expense decreased as the result of reduced long term debt balances and receipt of $944,000 interest income as part of an income tax refund. Other income for the current 39 week period increased from equity in income of affiliates. As a percent of net sales, other expense was 0.1% for the current 39 week period, as compared to 1.9% for the comparable 39 week period in fiscal 2003.

Management’s discussion and analysis of financial condition and results of operations

Income taxes

For the 39 week period ended February 28, 2004, our pre-tax income was $77.0 million, as compared to pre-tax income of $12.4 million for the 39 week period ended March 1, 2003. For the current 39 week period, an income tax expense of $27.8 million was recorded with an effective tax rate of 36.0%, as compared to an income tax expense of $4.5 million with an effective tax rate of 36.3% for the same 39 week period in fiscal 2003.

Net income (loss)

For the 39-week period ended February 28, 2004, net income was $49.2 million, or $2.08 per basic share, $2.03 per diluted share, compared to net income of $7.9 million, or $0.34 per basic and diluted share for the 39 week period ended March 1, 2003.

Fiscal year ended May 31, 2003 compared to fiscal year ended June 1, 2002

Net sales

Net sales for the fiscal year ended May 31, 2003 were $387.5 million, an increase of $61.3 million, or 18.8%, from net sales of $326.2 million for fiscal 2002. Total dozens of shell eggs sold increased in fiscal 2003 and shell egg selling prices increased as compared with prices in fiscal 2002. In fiscal 2003, total dozens of shell eggs sold were 570.7 million, an increase of 8.9 million dozen, or 1.6%, compared to 561.8 million dozen sold in fiscal 2002. Consumer demand was good and shell egg supply remained level, which resulted in higher shell egg selling prices during fiscal 2003. Our average selling price of shell eggs increased from $0.549 per dozen for fiscal 2002 to $0.645 per dozen for fiscal 2003, an increase of $0.096 per dozen, or 17.5%. The average of our total number of layers increased from 19.2 million in fiscal year 2002 to 19.9 million in fiscal year 2003.

Cost of sales

Cost of sales for the fiscal year ended May 31, 2003 was $315.2 million, an increase of $23.4 million, or 8.0%, as compared to cost of sales of $291.8 million for the prior fiscal year. While dozens of shell eggs sold increased, cost of purchases from outside shell egg producers and cost of feed ingredients increased, offset by our $9.5 million recovery from a class action feed ingredient lawsuit. The 1.6 % increase in dozens sold was from increases in dozens produced in our facilities and in the number of dozens purchased from outside shell egg producers. The increase in the cost of the shell eggs purchased from outside producers was due to higher shell egg market selling prices. Feed cost for fiscal 2003 was $0.213 per dozen, compared to $0.193 per dozen for the prior fiscal year, an increase of 10.4%. A 17.5% increase in shell egg selling prices plus the $9.5 million recovery, offset by higher feed ingredient costs and higher cost of purchases from outside shell egg producers, resulted in an increase in gross profit from 10.5% of net sales for fiscal 2002 to 18.7% of net sales for fiscal 2003.

Selling, general and administrative expenses

Selling, general and administrative expense was $46.0 million in fiscal 2003, an increase of $3.7 million, or 8.7%, as compared to an expense of $42.3 million for fiscal 2002. The increase was due to increases in insurance expense, bad debt reserves and value of our stock option plan. Due to overall increases in the insurance market during fiscal 2003, the cost of general business and property insurance increased $1.0 million. In the fourth quarter of fiscal 2003, a customer, Fleming Inc., filed for bankruptcy and we adjusted our bad debt allowance for $1.1 million. Due to the increase in the market quote of our Common Stock, from $1.89 per share at June 2, 2002 to $2.62 per share at May 31, 2003, the increased value of $1.1 million of our stock option plan liability was recorded. Other selling, general and administrative expenses, including delivery, increased approximately $500,000. As a percent of net sales, selling, general and administrative expense decreased from 12.9% for fiscal 2002 to 11.9% for fiscal 2003 due to higher average shell egg selling prices in fiscal 2003.

Management’s discussion and analysis of financial condition and results of operations

Operating income (loss)

As a result of the above, our operating income was $26.3 million for fiscal 2003, as compared to an operating loss of $7.9 million for fiscal 2002. As a percent of net sales, the operating income for fiscal 2003 was 6.8%, as compared to an operating loss of 2.4% for fiscal 2002.

Other income (expense)

Other expense for fiscal 2003 was $7.1 million, a decrease of $1.3 million, as compared to other expense of $8.4 million for fiscal 2002. For fiscal 2003, equity in income of affiliates amounted to $442,000 of income as compared to a loss of $480,000 in fiscal 2002. Interest expense decreased $308,000, or 3.6% in fiscal 2003 as compared to fiscal 2002. As a percent of net sales, other expense was 1.9% in fiscal 2003 and 2.6% in fiscal 2002.

Income taxes

As a result of the above, our pre-tax income was $19.1 million for fiscal 2003, compared to a pre-tax loss of $16.4 million for fiscal 2002. We had an income tax expense of $6.9 million in fiscal 2003 with an effective tax rate of 36.2%, as compared to income tax benefit of $5.8 million with an effective tax rate of 35.4% for fiscal 2002.

Net income (loss)

As a result of the above, net income for fiscal 2003 was $12.2 million, or $0.51 per diluted share, compared to a net loss of $10.6 million, or $0.45 per basic and diluted share, for fiscal 2002.

Fiscal year ended June 1, 2002 compared to fiscal year ended June 2, 2001

Net sales

Net sales for the fiscal year ended June 1, 2002 were $326.2 million, a decrease of $32.2 million, or 9.0%, from net sales of $358.4 million for fiscal 2001. Total dozens of shell eggs sold increased in fiscal 2002 and shell egg selling prices decreased as compared with prices in fiscal 2001. In fiscal 2002, total dozens of shell eggs sold were 561.8 million, an increase of 16.7 million dozen, or 3.1%, compared to 545.1 million dozen sold in fiscal 2001. Although consumer demand was good, increased shell egg supply resulted in lower shell egg selling prices during fiscal 2002. Our average selling price of shell eggs decreased from $0.625 per dozen for fiscal 2001 to $0.549 per dozen for fiscal 2002, a decrease of $0.076 per dozen, or 12.2%. The average of our total number of layers increased from 19.1 million in fiscal year 2001 to 19.2 million in fiscal year 2002.

Cost of sales

Cost of sales for the fiscal year ended June 1, 2002 was $291.8 million, a decrease of $7.6 million, or 2.5%, as compared to cost of sales of $299.4 million for fiscal 2001. Although dozens sold increased, cost of purchases from outside shell egg producers and cost of feed ingredients decreased. The 3.1% increase in dozens sold was from increases in dozens produced in our facilities and in the number of dozens purchased from outside shell egg producers. The decrease in the cost of the shell eggs purchased from outside producers was due to lower shell egg market selling prices. Feed cost for fiscal 2002 was $0.193 per dozen, compared to $0.197 per dozen for fiscal 2001, a decrease of 2.0%. A 12.2% decrease in shell egg selling prices, offset by lower feed ingredient costs and lower cost of purchases from outside shell egg producers, resulted in a decrease in gross profit from 16.5% of net sales for fiscal 2001 to 10.5% of net sales for fiscal 2002.

Selling, general and administrative expenses

Selling, general and administrative expense was $42.3 million in fiscal 2002 and 2001. On a cost per dozen sold basis, selling, general and administrative remained approximately the same, $0.075 per dozen for fiscal 2002, as compared to $0.078 per dozen for fiscal 2001. As a percent of net sales,

Management’s discussion and analysis of financial condition and results of operations selling, general and administrative expense increased from 11.8% for fiscal 2001 to 12.9% for fiscal 2002 due to lower average shell egg selling prices in fiscal 2002.

Operating income (loss)

As a result of the above, our operating loss was $7.9 million for fiscal 2002, as compared to operating income of $16.7 million for fiscal 2001. As a percent of net sales, the operating loss for fiscal 2002 was 2.4%, as compared to operating income of 4.7% for fiscal 2001.

Other income (expense)

Other expense for fiscal 2002 was $8.4 million, an increase of $2.5 million as compared to other expense of $5.9 million for fiscal 2001. Income from the settlement of an insurance claim in fiscal 2001 accounted for $1.4 million of the change in other expense in fiscal 2002 as compared to fiscal 2001. For fiscal 2002, equity in income of affiliates was a loss of $480,000 as compared to income of $415,000 in fiscal 2001. Interest expense decreased $492,000, or 5.4% in fiscal 2002 as compared with fiscal 2001. As a percent of net sales, other expense was 2.6 % in fiscal 2002 and 1.7% in fiscal 2001.

Income taxes

As a result of the above, our pre-tax loss was $16.4 million for fiscal 2002, compared to pre-tax income of $10.7 million for fiscal 2001. We had an income tax benefit of $5.8 million in fiscal 2002 with an effective tax rate of 35.4%, as compared to income tax expense of $3.9 million with an effective tax rate of 36.3% for fiscal 2001.

Net income (loss)

As a result of the above, net loss for fiscal 2002 was $10.6 million or $0.45 per basic and diluted share, compared to net income of $6.8 million, or $0.29 per basic share and $0.28 per diluted share, for fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital at February 28, 2004 was $73.3 million, compared to $27.7 million at May 31, 2003. Our current ratio was 2.11 at February 28, 2004, compared to 1.48 at May 31, 2003. Our need for working capital generally is highest in the first and second fiscal quarters ending in August and November. During the first quarter shell egg prices are normally at seasonal lows. In the second quarter, we usually build inventories and receivable balances in anticipation of the holiday season. Seasonal borrowing needs frequently are higher during these periods than during other fiscal periods. We have a $35 million line of credit with three banks, none of which was utilized at February 28, 2004. Our long-term debt at that date, including current maturities, totaled $91.5 million, as compared to $108.2 million at May 31, 2003.

For the 39 week period ended February 28, 2004, $66.7 million in net cash was provided by operating activities. This compares to $14.5 million of net cash for the 39 week period ended March 1, 2003. In the current 39 week period, $5.6 million was used for purchases of property, plant and equipment, $461,000 was received from sales of property, plant and equipment, and $2.0 million was used for construction projects. Net cash of $1.5 million was used in notes receivable and investments. Approximately $8.1 million was received from the exercise of stock options, and $445,000 was used for payments of dividends on our common stock. Borrowings of $5.0 million were received in additional long-term debt and $20.0 million was received in restructuring and re-pricing certain other long-term debt. Payments of $41.8 million were made on long-term debt. The net result was an increase in cash of approximately $49.0 million.

Management’s discussion and analysis of financial condition and results of operations

For the first 39 weeks of fiscal 2003, $3.8 million was used for purchases of property, plant and equipment, $482,000 was received from sales of property, plant and equipment, and $6.1 million was used for construction projects. Net cash of $186,000 was provided by notes receivable and investments. Approximately $440,000 was used for payments of dividends on our common stock. Proceeds of $1.5 million were received from net borrowings on notes payable to banks. Payments of $8.1 million were made on long-term debt. The net result was a decrease in cash of approximately $1.8 million.

Substantially all trade receivables and inventories collateralize our line of credit and property, plant and equipment collateralize our long-term debt under our loan agreements with our lenders. Unless otherwise approved by our lenders, we are required by provisions of these loan agreements to (1) maintain minimum levels of working capital (ratio of not less than 1.25 to 1) and net worth (minimum of $55.0 million tangible net worth); (2) limit dividends to an aggregate amount not to exceed $500,000 per quarter (allowed if no default), capital expenditures (not to exceed depreciation for the same four fiscal quarters), lease obligations and additional long-term borrowings (total funded debt to total capitalization not to exceed 70%); and (3) maintain various current and cash-flow coverage ratios (1.25 to 1), among other restrictions. At February 28, 2004, we were in compliance with the provisions of all loan agreements. Under certain of the loan agreements, the lenders have the option to require the prepayment of any outstanding borrowings in the event we undergo a change in control.

During 2004, we completed construction, which began in fiscal 2001, of a shell egg production and processing facility in Guthrie, Kentucky. Including this construction project, we project capital expenditures of an aggregate of $11.0 million during fiscal 2004.

We currently have a $2.5 million deferred tax liability due to a subsidiary’s change from a cash basis to an accrual basis taxpayer on May 29, 1988. The Taxpayer Relief Act of 1997 provides that this liability will be payable ratably over the 20 years beginning in fiscal 1999. However, such taxes will be due in their entirety in the first fiscal year in which there is a change in ownership control so that we no longer qualify as a “family farming corporation.” We are currently making annual payments of approximately $150,000 related to this liability; however while these current payments reduce cash balances, payment of the $2.5 million deferred tax liability would also reduce our cash, but would not impact our consolidated statement of operations or stockholders’ equity, as these taxes have been accrued and are reflected on our consolidated balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

In the first quarter of fiscal 2003, we adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” (SFAS No. 121), however, it retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed other than by sale (e.g., abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset as “held for sale.” The adoption of SFAS No. 144 had no effect our consolidated results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual

Management’s discussion and analysis of financial condition and results of operations returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. We have investments in various affiliates established for the purpose of production, processing and distribution of shell eggs. These entities are primarily funded with financing from third party lenders, which is secured by first liens on the assets of the entities. The creditors of the entities do not have recourse to us, except for one entity for which we guarantee 50% of its debt. We are currently evaluating the effects of the issuance of the Interpretation on the accounting for our investment in this entity. Currently, these investments are recorded as investments on the equity method of accounting, recording our share of the net income or loss. We have the ability to exercise significant influence over operating and financial policies of these affiliated entities. However, we do not have a controlling interest in the respective entities. At February 28, 2004, our aggregate net investment in these entities totaled $8.8 million. The portion of the debt guaranteed was $6.8 million at February 28, 2004. These amounts represent our maximum exposure to loss at February 28, 2004 as a result of our involvement with these entities. We plan to adopt this Interpretation during our fourth fiscal quarter of 2004.

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OVERVIEW

We are the largest producer and marketer of shell eggs in the United States. In fiscal year 2003, we sold approximately 571 million dozen shell eggs, which represented about 13% of domestic shell egg consumption. Our total flock, which is comprised of approximately 21 million layers and 5 million pullets and breeders, is the largest in the United States. Our primary business is the production, grading, packaging, marketing and distribution of shell eggs. We sell the majority of our shell eggs in 28 states, primarily in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. We market our shell eggs through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, foodservice distributors and egg product manufacturers. The strength of our position is evidenced by the fact that we have the largest market share in the grocery segment for shell eggs and we sell shell eggs to 9 of the 10 largest food retailers in the United States.

We are also the largest producer and marketer of specialty shell eggs in the United States. Specialty shell eggs include reduced cholesterol, cage free and organic eggs and are a rapidly growing segment of the market. We market our specialty shell eggs under two distinct brands: Egg-Land’s BestTM and Farmhouse. We have exclusive license agreements with Egg-Land’s Best, Inc., which markets the leading brand in the specialty shell egg segment, to market and distribute Egg-Land’s BestTM specialty shell eggs in major metropolitan areas, including New York City, and a number of states in the southeast and southwest. We also own a 20% equity interest in Egg-Land’s Best, Inc. We market cage free eggs under our trademarked Farmhouse brand and distribute those shell eggs across the southeast and southwest regions of the United States. We also produce, market and distribute private label specialty shell eggs to several customers. Specialty shell eggs accounted for approximately 4.1% of our total shell egg volume in fiscal 2003 and 5.3% for the first nine months of fiscal 2004.

We are also a leader in industry consolidation. Since 1989, we have completed 10 acquisitions ranging in size from 600,000 layers to 7.5 million layers. Despite a market that has been characterized by increasing consolidation, the shell egg production industry remains highly fragmented. There are currently over 60 producers who each own more than one million layers and the 10 largest producers own approximately 40% of total industry layers. We believe industry consolidation will continue and we plan to capitalize on opportunities as they arise.

INDUSTRY BACKGROUND

Overview

The USDA reported that in 2003 the wholesale shell egg industry was a $4.5 billion market. Shell eggs are a staple food product and 94% of US homes buy shell eggs according to the 2003 Progressive Grocer Consumer Expenditure Study. Based on historical consumption trends, demand for shell eggs increases in line with overall population growth, averaging about 1% per year. Since 1999, annual per capita consumption in the United States has varied between 250 and 256 eggs. In 2003, per capita consumption in the United States was 254 eggs, implying approximately five eggs consumed per person per week.

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A major factor impacting the industry has been changing perception of the health benefits of eggs. In the past, adverse publicity and health concerns negatively impacted the consumption of eggs. In contrast, announcements from members of the medical community, including the American Heart Association and Journal of American College of Nutrition, have stated that eggs are a good source of

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protein. In 2000, the American Heart Association revised its dietary guidelines, removing its recommendation of limiting egg consumption to three eggs per week. In addition, increased use of eggs in high protein diets have contributed to an increase in consumption.

The shell egg industry experiences seasonality with the periods leading up to Thanksgiving, Christmas and Easter representing the highest demand. Retail sales are generally highest in the fall and winter months and lowest during the summer months.

Prices for Shell Eggs

Shell egg prices are a critical component of profitability in the industry. Over 90% of all shell eggs sold in the United States in the retail and foodservice channels are sold at prices related to the Urner Barry wholesale quotation for shell eggs. The quotes are determined by Urner Barry, which collects pricing data from sellers and buyers of various commodities. In 2003, wholesale shell egg prices averaged 93.8 cents per dozen versus an average of 71.3 cents per dozen from 1999 to 2002. The current price environment is the result of strong demand for shell eggs and a level supply.

Strong demand is being driven by increased retail consumption resulting from the reduced level of cholesterol in eggs, industry advertising campaigns successfully promoting the health benefits of eggs and positive announcements from the medical community. There has also been increased demand from the foodservice channel.

Several factors may limit future supply growth. A major factor is industry compliance with new, voluntary guidelines established by the United Egg Producers, in conjunction with the Food Marketing Institute, a trade association representing approximately 90% of all food retailers. United Egg Producers is a trade association representing over 90% of industry capacity. Among other things, these guidelines stipulate new requirements for living space for newly hatched layers. The self-regulation, which began in April 2002, specifies a 20% increase in the area allotted per layer by April 2008. The approximate 3% annual growth in available space to meet these new guidelines is significantly greater than historical annual capacity growth of 1% over the past five years. Though compliance with these guidelines is not a legal requirement, most industry participants have adopted the new standards. The USDA has an annual inspection program to monitor the new standards imposed by the guidelines. Producers whose facilities are in compliance with the guidelines are authorized to place a seal from the United Egg Producers on their packaging.

An additional factor that may limit future supply growth is that the process to bring new shell egg production capacity to the market has become more time consuming and complex than in the past. It often takes 12 to 18 months for shell egg production capacity to be brought on-line due to the need to comply with various zoning restrictions and environment requirements. Approvals are required from local, state and federal governments. These restrictions have become more stringent over time, making it increasingly cumbersome to acquire the necessary permits to build layer facilities.

Feed Costs for Shell Egg Production

Feed is the primary cost component in the production of shell eggs and represents over one-half of industry production costs. Most shell egg processors are vertically integrated, producing the majority of the feed they require. Although feed ingredients are available from a number of sources, prices for ingredients can fluctuate and can be affected by weather and by various supply and demand factors. Current prices for corn and soybeans, essential feed ingredients, are significantly higher than in the recent past.

Specialty Shell Eggs

Sales of value-added specialty shell eggs, including reduced cholesterol, cage free and organic eggs, have experienced significant growth in recent years, which is expected to continue. In 2003, specialty

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shell eggs were estimated to represent approximately 7% of shell egg dollar sales. Retail sales of the leading brand in the specialty shell egg category, Egg-Land’s BestTM, have nearly doubled since 1999. Retail prices for specialty shell eggs are higher than standard shell eggs due to consumer willingness to pay for the increased benefits from those products.

Industry Consolidation

The shell egg production industry is highly fragmented. There are currently over 60 producers who each own more than one million layers. The largest 10 producers own approximately 40% of total number of industry layers.

The shell egg market has also been characterized by increasing consolidation. In 2003, 62 producers owned 84% of the total layers in the US, compared with 56 producers owning 64% of total layers in the US in 1990. Industry consolidation is expected to continue as competitors look to capitalize on the benefits of combining operations, such as increased production efficiencies, enhanced market share and the potential for more sustained profitability.

COMPETITIVE STRENGTHS

We believe that our long history and proven track record in the shell egg business reflect our established reputation for customer service and product quality, efficient cost structure and experienced management team. We believe we are well positioned to continue to build on our leading market position and the following strengths form the foundation for our success:

Established Market Leadership

We sold approximately 571 million dozen shell eggs in fiscal 2003, which represented about 13% of domestic shell egg consumption. Our total flock, which is comprised of approximately 21 million layers and 5 million pullets and breeders, is the largest in the United States. We have the largest market share for shell eggs in the retail grocery segment, which is the largest channel in the shell egg market. We operate 20 strategically located processing facilities and manage an established distribution network, including a company-owned fleet of refrigerated trucks, which reaches 28 states.

We are also the largest producer and marketer of value-added specialty shell eggs in the United States. We have exclusive license agreements with Egg-Land’s Best, Inc. to market and distribute its reduced cholesterol eggs in several major metropolitan areas, including New York City, and a number of states in the southeast and southwest. We market cage free eggs under our trademarked Farmhouse brand and distribute those shell eggs across the southeast and southwest.

Strong Customer Relationships

We believe that our long-standing customer relationships provide us with a competitive advantage. We sell shell eggs to 9 of the 10 largest food retailers in the United States and, on average, we have sold shell eggs to each of these customers for more than five years. We are the primary supplier for a number of our major customers and we consistently receive the highest satisfaction ratings from them. In a consolidating retail environment, retailers are increasingly seeking large suppliers that can meet their requirements. We have the scale and national presence to meet the demands of the nation’s largest retailers.

Significant Acquisition Track Record

We are a leader in industry consolidation. Since 1989, we have completed 10 acquisitions ranging in size from 600,000 layers to 7.5 million layers. As a result of these acquisitions, and evaluating many other acquisition candidates, we have extensive experience in identifying, valuing, executing and

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integrating acquisitions into our existing infrastructure. We also believe our capitalization provides us with advantages in financing our acquisitions relative to our competitors.

Experienced Management Team

Our senior management team has extensive experience in the shell egg industry. Most key members of our senior management team have been with us for over 15 years and have played a critical role in our development, growth and current success. Members of our senior management team have also been active in leadership positions of several industry associations including the United Egg Producers and the American Egg Board. We continue to build our management depth through a comprehensive training program that recruits students from regional agricultural schools and rotates them through various divisions within the business.

GROWTH STRATEGY

Our objective is to enhance our position as the largest producer and marketer of shell eggs in the United States. To achieve this goal, we are pursuing the following strategies:

Continue to Pursue Acquisitions

We will continue to evaluate and selectively pursue acquisitions that will expand our shell egg production capabilities in existing markets and broaden our geographic reach. We have extensive experience identifying, valuing, executing and integrating acquisitions and we intend to leverage that experience in the evaluation and execution of future acquisitions. We will seek to acquire regional shell egg businesses that have significant market share and long-standing customer relationships. We believe that enhancing our national presence will help us further strengthen our relationships with existing customers which have operations across the United States.

Continue to Increase Sales of Value-Added Specialty Shell Eggs

Through exclusive license agreements with Egg-Land’s Best, Inc. in several key territories and our trademarked Farmhouse brand, we are the leading producer and marketer of value-added specialty shell eggs. We also produce, market and distribute private label specialty shell eggs to several customers. Since selling prices of specialty shell eggs are not related to the generic shell egg market, we believe that growing our specialty eggs business will enhance the stability of our margins. We expect that the price of specialty eggs will remain at a premium to regular shell eggs. We intend to pursue acquisitions that may expand our specialty shell egg production.

OPERATIONS

Production

Our operations are fully integrated. At our facilities, we hatch chicks, grow and maintain pullets, layers and breeders, manufacture feed and produce and distribute shell eggs. Company-owned facilities accounted for approximately 87% of our total fiscal 2003 shell egg production, with the balance attributable to contract producers. Under our arrangements with our contract producers, we own the entire flock, furnish all feed and supplies, own the shell eggs produced and assume all market risks. The contract producers own their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We produce approximately 98% of our chicks in our own hatcheries and obtain the balance from commercial sources. Feed for the laying flocks is produced by Company-owned and operated mills located in the southeast, southwest and midwestern United States. All ingredients necessary for feed production are readily available in the open market and most are purchased centrally from Jackson, Mississippi. Approximately 97% of the feed for our flocks is manufactured at feed mills owned or

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operated by us. Poultry feed is formulated using a computer model to determine the least-cost ration to meet the nutritional needs of the flocks. Although most feed ingredients are purchased on an as-needed basis, from time-to-time, when deemed advantageous, we purchase ingredients in advance with a delayed delivery of several weeks or a few months.

We own breeder facilities producing 13 million pullet chicks per year in a computer-controlled environment. These pullets are distributed to 20 state-of-the-art laying operations around the southwest, southeast and eastern United States. The facilities produce an average of 12.5 million shell eggs per day and process the shell eggs through grading and packaging without handling by human hands. We have spent a cumulative total of $50 million over the past five years upgrading our facilities with the most advanced equipment and technology available in our industry. We believe our focus on automation throughout the supply chain enables us to be a low cost supplier in all the markets in which we compete.

After the shell eggs are produced, they are graded and packaged. Substantially all of our farms have modern in-line facilities that mechanically gather, grade and package the shell eggs produced. The increased use of in-line facilities has generated significant cost savings as compared to the cost of shell eggs produced from non-in-line facilities. In addition to greater efficiency, the in-line facilities produce a higher percentage of grade A shell eggs, which sell at higher prices. Shell eggs produced on farms owned by contractors are brought to our processing plants where they are graded and packaged. Since shell eggs are perishable, we maintain very low shell egg inventories, usually consisting of approximately four days of production.

CUSTOMERS

We sell our shell eggs to a diverse group of customers, including national and local grocery store chains, club stores, foodservice distributors and egg product manufacturers. We utilize electronic ordering and invoicing systems that enable us to manage inventory for certain of our customers. Our top 10 customers accounted for an aggregate of 63.0% of net sales in the fiscal 2003 and 63.1% of net sales for the 39-week period ended February 28, 2004. H. E. Butt Grocery Company accounted for 12.8% of net sales during fiscal 2003 and 12.0% of net sales for the 39-week period ended February 28, 2004, and two affiliated national retailers, Wal-Mart and Sam’s Club, on a combined basis, accounted for 21.3% of net sales during fiscal 2003 and 26.2% of net sales for the 39-week period ended February 28, 2004.

EMPLOYEES

As of March 31, 2004, we had a total of approximately 1,525 employees of whom 1,380 worked in shell egg production, processing and marketing, 95 were engaged in feed mill operations, and 50 were administrative employees, including officers, at our executive offices. None of our employees are covered by a collective bargaining agreement. We consider our relations with employees to be good.

SALES AND DISTRIBUTION

We have two vice presidents of marketing who are based in Texas and North Carolina and divide responsibility for our customers located throughout the geographic areas where we conduct our business. They are responsible for customers and overseeing marketing activities in their areas. We also have approximately 14 local general managers who are more directly involved in production, processing, distribution and customer service. Our local general managers report to one of four operational managers who report to our vice presidents of marketing.

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The shell eggs we sell are either delivered by us to our customers’ warehouses and facilities with our own fleet of owned or contracted delivery trucks or are picked up by our customers at our warehouses.

COMPETITION

The shell egg industry is highly competitive. While the shell egg industry remains highly fragmented, it has been characterized by a growing concentration of producers. In 2003, 62 producers owned 84% of the 279 million total U.S. layers, compared with the 56 producers owning 64% of the 232 million total U.S. layers in 1990.

PATENTS AND TRADENAMES

We own the tradenames Farmhouse, Rio Grande and Sunups. We do not own any patents or proprietary technologies. We produce and market Egg-Land’s BestTM eggs under license agreements with Egg-Land’s Best, Inc. We own a 20% equity interest in Egg-Land’s Best, Inc.

GOVERNMENT REGULATION

Our facilities and operations are subject to regulation by various federal, state and local agencies, including, but not limited to, the FDA, the USDA, the Environmental Protection Agency, the Occupational Safety and Health Administration and corresponding state agencies. The applicable regulations relate to grading, quality control, labeling, sanitary control and waste disposal. All of our processing plants have a resident USDA inspector. Our shell egg facilities are subject to periodic USDA inspections. Our feed production facilities are subject to FDA regulation and inspections. In addition, we maintain our own inspection program to assure compliance with our own standards and customer specifications.

We do not know of any major capital expenditures necessary to comply with such statutes and regulations; however, there can be no assurance that we will not be required to incur significant costs for compliance with such statutes and regulations in the future.

ENVIRONMENTAL REGULATION

Our operations and facilities are subject to various federal, state and local environmental laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal and remediation of hazardous materials. Under these laws and regulations, we are also required to obtain permits from governmental authorities including, but not limited to wastewater discharge permits. We have made and will continue to make capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We do not currently know of any major capital expenditures necessary to comply with such laws and regulations; however, because environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, there can be no assurance that we will not be required to incur significant costs for compliance with such laws and regulations in the future. In addition, under certain circumstances, we may incur costs associated with our contract producers’ failure to comply with laws and regulations, including environmental laws and regulations.

PROPERTIES AND FACILITIES

We operate farms, processing plants, hatcheries, feed mills, warehouses, offices and other properties located in Arkansas, Georgia, Kansas, Kentucky, Louisiana, Mississippi, New Mexico, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas and Utah. The facilities currently include two

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breeding facilities, two hatcheries, 16 feed mills, 19 shell egg production facilities, 19 pullet growing facilities, 20 processing and packing facilities, and one wholesale distribution facility. Most of our operations are conducted from properties we own. In addition, we operate approximately 260 tractors and 450 trailers, most of which are refrigerated, as well as feed delivery trucks, shell egg pick-up trucks, “bobtail” delivery trucks and other miscellaneous vehicles.

Presently, we own approximately 16,000 acres of land in various locations throughout our geographic market area. We have the ability to hatch 16 million pullet chicks annually, grow 13 million pullets annually, house 19 million laying hens and control the production of an aggregate total of 21 million layers. We also own or control mills that can produce 700 tons per hour of feed, and processing facilities capable of processing 7,000 cases of shell eggs per hour (with each case containing 30 dozen shell eggs).

Our facilities are well-maintained and operate at a high level of efficiency. Typically, we insure our facilities for replacement value.

LEGAL PROCEEDINGS

Washington County Litigation

On December 26, 2002, Cal-Maine Farms, Inc. (“Cal-Maine Farms”), a Delaware corporation wholly owned by us, was served with process in a civil complaint filed in the Circuit Court of the First Judicial District of Hinds County, Mississippi, on behalf of plaintiffs, Hunter McWhorter, his two parents, and Michael Green. In addition to Cal-Maine Farms, Fred Adams, Adolphus Baker, Charles Collins, R. K. Looper and B. J. Raines, officers of our company, are among the 50 named defendants. Other defendants include Cargill, Incorporated, George’s Farms, Inc., Peterson Farms, Inc., Simmons Foods, Inc., Simmons Poultry Farms, Inc., and Tyson Foods, Inc., each of which is engaged in the broiler business. Individual defendants that were affiliated with the other corporate defendants also were named in the suit.

The suit alleges that plaintiffs suffered medical problems from living near land upon which “litter” from the flocks of hens owned by certain of the defendants was spread as fertilizer. The suit specifically addresses conditions alleged to exist in Washington County, Arkansas, where there is a relatively high concentration of broiler farms. Cal-Maine Farms is not engaged in any broiler production and, compared to the broiler producers, has a very small portion of hens located in Washington County. The suit alleges actual damages in the amount of $55,000,000 and requests punitive damages in the amount of $100,000,000. On December 31, 2002, an amended complaint was filed, bringing the number of plaintiffs to 93.

On November 7, 2003, an Order of Dismissal Without Prejudice was issued by the First Judicial District of Hinds County, Mississippi. On December 5, 2003, the plaintiffs elected to appeal the order to the Mississippi Supreme Court.

On February 3, 2004, Cal-Maine Farms was served with process in a civil complaint filed in the Circuit Court of Washington, Arkansas, on behalf of Keith McWhorter and Patsy McWhorter, individually and as next friends and guardians of Hunter McWhorter, a plaintiff in the action described above. Other defendants include Alpharma Inc., Alpharma Animal Health Co., Cargill, Incorporated, George’s Farms, Inc., Peterson Farms, Inc., Simmons Foods, Inc., Simmons Poultry Farms, Inc., and Tyson Foods, Inc., each of which is engaged in the broiler business, and an individual.

The suit alleges that the plaintiffs have suffered medical problems resulting form living near land upon which “litter” from the defendants’ flocks was spread as fertilizer. This suit focuses on a feed ingredient that contains arsenic and is alleged to be in the litter that was spread. This particular feed ingredient is not used in our shell egg production feed formulation. The suit, like the suit described above, also addresses conditions alleged to exist in Washington County. The suit seeks unspecified

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actual damages and requests unspecified punitive damages. An answer has been filed on behalf of Cal-Maine Farms and no discovery has taken place. At this stage, it is impossible to evaluate the potential exposure, if any, of Cal-Maine Farms to damages in this suit.

Going Private Litigation

On August 18, 2003, we announced that our Board of Directors had approved a 2,500 to 1 reverse stock split, subject to stockholder approval, in order to effect a going private transaction. In response to this announcement, several lawsuits seeking to enjoin consummation of the proposed reverse split were filed in the Court of Chancery in and for the State of Delaware which were consolidated into one action styled In re Cal-Maine Foods, Inc. Stockholders Litigation, C.A. No. 20507 (the “Delaware Action”). Our announcement on November 6, 2003, that we did not intend to proceed with the proposed reverse split transaction mooted the claims brought in the Delaware Action. On November 21, 2003, plaintiffs in the Delaware Action filed a motion for an award of attorneys’ fees and expenses. On January 27, 2003, the Court of Chancery awarded plaintiffs $831,617.23 in attorneys’ fees and expenses. On February 20, 2003, we appealed the Court of Chancery’s decision to award plaintiffs attorneys’ fees and expenses to the Supreme Court of Delaware. Briefing of the appeal should be concluded by the end of May 2004 and we expect a resolution of the appeal some time thereafter, but cannot predict the outcome.

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Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our executive officers and directors:

Name	Age	Position

Fred R. Adams, Jr.(1)(3)	72	Chairman of the Board of Directors and Chief Executive Officer
Richard K. Looper(1)	77	Vice Chairman of the Board of Directors
Adolphus B. Baker(1)	46	President, Chief Operating Officer and Director
Bobby J. Raines(1)	71	Vice President, Chief Financial Officer, Treasurer, Secretary and Director
Jack B. Self	73	Vice President/ Operations and Production and Director
Joe M. Wyatt	64	Vice President/ Feed Mill Division and Director
Charles F. Collins	59	Vice President, Controller and Director
W.D. (Jack) Cox(2)(3)	77	Director
R. Faser Triplett, M.D.(2)(3)	69	Director
Letitia C. Hughes(2)	51	Director

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

Fred R. Adams, Jr. has served as our Chief Executive Officer and a director since our formation in 1969 and as the Chairman of our Board of Directors since 1982. He is a director and past chairman of National Egg Company, United Egg Producers, Mississippi Poultry Association, U.S. Egg Marketers, Inc., and Egg Clearinghouse, Inc. Mr. Adams is the father-in-law of Mr. Baker.

Richard K. Looper has served as our Vice Chairman of our Board of Directors since 1997. Mr. Looper served as our President and Chief Operating Officer from 1983 to January 1997. Prior to that he served as Executive Vice President since 1982 and was originally employed by us in 1974. Mr. Looper is a past chairman of the American Egg Board and U.S. Egg Marketers, Inc. and presently serves as Chairman of Egg-Land’s Best, Inc. He has served as a director since 1982. Mr. Looper is also Chairman of American Egg Products.

Bobby J. Raines has served as our Vice President, Chief Financial Officer, Treasurer and Secretary since 1972. Previously, he handled various of our operational responsibilities and has been employed by us since our formation in 1969. He has served as a director since 1982.

Adolphus B. Baker was elected our President and Chief Operating Officer in January 1997. He was serving as our Vice President and Director of Marketing when elected President. Previously, he had served as Assistant to the President since 1987 and has been employed by us since 1986. He has been a director since 1991. Mr. Baker is the past Chairman of the American Egg Board, he is past Chairman of Mississippi Poultry Association, and is a past chairman of Egg Clearinghouse, Inc. Mr. Baker is currently a member of the Executive Committee of the United Egg Producers. Mr. Baker is a director of Trustmark National Bank of Jackson, Mississippi. Mr. Baker is Mr. Adams’ son-in-law.

Jack B. Self has been our Vice President/ Operations and Production since 1977. He has served as a director since 1983.

Management

Joe M. Wyatt has been our Vice President/ Feed Mill Division since 1977 and has been employed by us since our formation in 1969. He has served as a director since 1983.

Charles F. Collins has served as our Vice President and Controller since 1978. He has served as a director of our company since 1983. He has been employed by us since 1969.

W.D. (Jack) Cox has served as a director of our company since September 1996. Mr. Cox has been a consultant to various food companies and a major farm implement company since October 1990. Prior thereto, he served as Vice President for vegetable oil procurement at Kraft, Inc., and was a consultant to offshore and Canadian locations of Kraft’s facilities. In the early 1980s, Mr. Cox was Vice President for commodities and ingredients of Nabisco Brands, Inc. From 1970 to 1972, Mr. Cox was employed by us as Vice President for shell egg products.

R. Faser Triplett, M.D., has served as a director of our company since September 1996. Dr. Triplett is a retired physician and a Clinical Assistant Professor at the University of Mississippi School of Medicine. He is the majority owner of Avanti Travel, Inc.

Letitia C. Hughes was elected a director of our company in July 2001. Since 1974, Ms. Hughes has been associated with Trustmark National Bank, Jackson, Mississippi, in managerial positions. She is presently serving as Senior Vice-President, Manager, Private Banking.

The Executive Committee may exercise all of the powers of the full Board of Directors, except for certain major actions, such as the adoption of any agreement of merger or consolidation, the recommendation to stockholders of any disposition of substantially all of our assets or our dissolution, and the declaration of a dividend or authorization of an issuance of stock. The Executive Committee acts on matters, within the scope of its authority, between meetings of the full Board. Our Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees and administers the issuance of stock options to our officers, employees and directors. The Audit Committee meets with management and our independent auditors to determine the adequacy of internal controls and other financial reporting matters.

CERTAIN CORPORATE GOVERNANCE MATTERS

The Securities and Exchange Commission recently approved amendments to the NASDAQ Stock Market qualitative listing standards to require that a majority of a listed company’s directors be independent and that a compensation committee and nominating committee of the Board composed solely of independent directors be established. The new standards are not applicable to any company where more than 50% of the voting power is held by one individual or group. Fred R. Adams, Jr., Chairman of the Board and Chief Executive Officer, owns capital stock of our company entitling him to 63.6% of the total voting power, not including shares owned by members of his family representing 7.7% of the voting power. After the sale of his shares of Common Stock in the offering described in this prospectus, Mr. Adams’ ownership of capital stock will represent 52.2% of the total voting power and shares owned by members of his family will represent 6.6% of the voting power. Accordingly, we are, and will continue to be, exempt from those new NASDAQ listing standards. However, a new NASDAQ listing standard requiring the independent directors of the board to have regularly scheduled meetings at which only independent directors are present became applicable to us, effective January 15, 2004.

Another new NASDAQ qualitative listing standard requires companies to adopt a code of business conduct and ethics applicable to all directors, officers and employees complying with certain provisions in the Sarbanes-Oxley Act of 2002. Our Board of Directors adopted such a code in April 2004, prior to the May 4, 2004 deadline date for compliance with this new listing standard.

Management

The new listing standards also require that effective January 15, 2004, all related party transactions to which our directors or officers are parties be reviewed for potential conflicts of interests on an ongoing basis by, and all such transactions be approved by, our Audit Committee or another independent committee of our Board of Directors. Our Board of Directors has established procedures providing for the review and approval by the Audit Committee of any related party transactions.

Additional NASDAQ listing standards recently approved by the Securities and Exchange Commission that are applicable to our Audit Committee, require that the Audit Committee (i) be composed solely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of the independent auditor, which must report directly to the Audit Committee; (iii) establish procedures to receive, retain, and treat complaints regarding accounting, internal accounting controls and auditing matters, including procedures for employees’ confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters; (iv) have the authority to engage independent counsel and other advisors when the committee determines such outside advice is necessary; and (v) be adequately funded by us. A revised charter of our Audit Committee reflecting compliance with the above amended listing standards has been adopted.

Principal stockholders and selling stockholder

The following table sets forth information regarding the beneficial ownership of our outstanding Common Stock and Class A Common Stock as of April 15, 2004, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (a) each person known to us to beneficially own more than 5% of Common Stock, (b) each of our directors, (c) each of our executive officers, and (d) all of our directors and executive officers as a group. All data has been adjusted to reflect the 2-for-1 stock split effective April 14, 2004.

							Beneficial ownership
							after the offering(3)
	Beneficial ownership as of April 15, 2004
						Percent of			Percent of
						total			total
Name of	Number of shares(1)			Percent of class		voting	Number	Percent	voting
beneficial owner(1)	Common		Class A	Common	Class A	power(2)	of shares	of class	power(3)

Fred R. Adams, Jr.	8,206,728	(4)(5)	2,170,000	37.6%	90.4%	65.3%	7,206,728	27.9%	53.7%
Cal-Maine Foods, Inc. Employee Stock Ownership Plan	3,117,204			14.3		6.8	3,117,204	12.1	5.8
Richard K. Looper	152,942	(6)		*		*	152,942	*	*
Adolphus B. Baker	430,084	(7)	230,000	2.0	9.6	6.0	430,084	1.7	5.1
Bobby J. Raines	149,958	(8)		*		**	149,958	*	*
Jack B. Self	85,802	(9)		*		*	85,802	*	*
Joe M. Wyatt	54,818	(10)(11)		*		*	54,818	*	*
Charles F. Collins	79,656	(10)(12)		*		*	79,656	*	*
W. D. (Jack) Cox	-0-			*		*	-0-	*	*
R. Faser Triplett, M.D.	20,000			*		*	20,000	*	*
Letitia C. Hughes	6,000			*		*	6,000	*	*
All directors and executive officers as a group (ten persons)(13)	9,185,988		2,400,000	42.1%	100.0%	72.4%	8,185,988	31.7%	59.8%

*	Less than 1%

(1)	The information as to beneficial ownership is based on information known to us or statements furnished to us by the beneficial owners. As used in this table “beneficial ownership” means the sole or shared power to vote or to direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose of, or direct the disposition of a security). For purposes of this table, a person is deemed as of any date to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date, such as under our Stock Option Plans.

(2)	Percent of total voting power is based on the total votes to which the Common Stock (one vote per share) and Class A Common Stock (ten votes per share) are entitled.

(3)	Gives effect to the issuance by us of 4,000,000 shares of Common Stock and the sale of 1,000,000 shares of Common Stock by the selling stockholder in this offering, but not to the exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, we will sell 750,000 additional shares of Common Stock.

(4)	Includes 781,574 shares of Common Stock owned by Mr. Adams’ spouse separately and as to which Mr. Adams disclaims beneficial ownership.

(5)	Includes 530,434 shares accumulated under the Cal-Maine Foods, Inc. Employee Stock Ownership Plan (“ESOP”).

(6)	Includes 80,684 shares accumulated under the ESOP.

(7)	Includes 164,544 shares owned by Mr. Baker’s spouse separately and as custodian for their children as to which Mr. Baker disclaims beneficial ownership and 51,384 shares accumulated under the ESOP.

(8)	Includes 24,678 shares accumulated under the ESOP.

(9)	Includes 52,202 shares accumulated under the ESOP.

(10)	Includes the following shares which may be acquired upon the exercise of exercisable options outstanding under the Cal-Maine Foods, Inc. 1999 Stock Option Plan: Joe M. Wyatt— 8,000 shares and Charles F. Collins— 4,000 shares.

(11)	Includes 22,416 shares accumulated under the ESOP.

(12)	Includes 18,806 shares accumulated under the ESOP.

(13)	Includes shares as to which Messrs. Adams and Baker disclaim beneficial ownership. See Notes (4) and (7) above.

The shares of Common Stock accumulated in the ESOP, as indicated in Notes (5) through (12) above, also are included in the 3,117,204 shares shown in the table as owned by the ESOP.

Description of capital stock

Our authorized capital stock consists of 60,000,000 shares of Common Stock, par value $0.01 per share, and 2,400,000 shares of Class A Common Stock, par value $0.01 per share, of which 35,130,400 and 2,400,000 shares, respectively, were issued and outstanding at April 15, 2004. Upon completion of this offering, there will be outstanding 39,130,400 shares of Common Stock (39,880,400 shares if the underwriters’ over-allotment option is exercised in full) and 2,400,000 shares of Class A Common Stock.

Dividends

Holders of shares of capital stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class of capital stock, however, unless simultaneously the equivalent dividend is declared or paid on each share of the other class of capital stock. However, any cash dividend payable upon a share of Class A Common Stock shall be in an amount equal to 95% of any cash dividend payable on a share of Common Stock. In the case of any stock dividend, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). See “Dividend policy” as to certain dividend restrictions under our line of credit and loan agreements.

Voting Rights

Holders of shares of capital stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. Holders of capital stock have the right of cumulative voting in the election of directors. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of capital stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of capital stock. See “Other Provisions,” below.

Liquidation Rights

Upon liquidation, dissolution, or winding-up of our company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors.

Ownership of Class A Stock

The Class A Common Stock may only be issued to Fred R. Adams, Jr., and members of his immediate family, including his spouse, his natural children, his sons-in-law and his grandchildren. In the event any share of Class A Common Stock, by operation of law or otherwise is, or shall be deemed to be owned by any person other than Mr. Adams or a member of his immediate family, the voting power of such stock will be reduced from ten votes per share to one vote per share. Also, shares of Class A Common Stock shall be automatically converted into Common Stock on a share per share basis in the event the beneficial or record ownership of any such share of Class A Common Stock is transferred, by any means, to any person other than Mr. Adams or a member of his immediate family.

Other Provisions

Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. The shares of capital stock presently outstanding are, and the shares of Common Stock offered hereby will be, upon issuance, validly issued, fully paid and

Description of capital stock

nonassessable. In any merger, consolidation or business combination, the consideration to be received per share by holders of Common Stock must be identical to that received by holders of Class A Common Stock, except that if any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of capital stock. No class of capital stock may be combined or subdivided unless the other classes of capital stock are combined or subdivided in the same proportion.

ANTI-TAKE OVER EFFECTS OF DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

à	prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

à	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

à	on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

à	any merger or consolidation involving the corporation and the interested stockholder;

à	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

à	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

à	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

à	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

INDEMNIFICATION AND LIABILITY OF OUR DIRECTORS AND OFFICERS

Our certificate of incorporation seeks to eliminate the liability of our directors for monetary damages to the fullest extent permitted by law, except that we do not provide indemnification in the event that we file a direct claim against a director as opposed to a stockholders’ derivative action. In addition, our directors remain liable for:

à	any breach of the director’s duty of loyalty to us or our stockholders;

à	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

Description of capital stock

à	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

à	any transaction from which the director derives an improper personal benefit.

These provisions do not affect any liability any director may have under federal and state securities laws.

TRANSFER AGENT

SunTrust Bank, Atlanta, of Atlanta, Georgia, is the Transfer Agent and Registrar for our Common Stock.

Material US federal tax considerations for non-US holders of Common Stock

The following is a general discussion of the material US federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner that is a “non-US holder” and that does not own, and is not deemed to own, more than 5% of our Common Stock. A “non-US holder” is a person or entity that, for US federal income tax purposes, is a:

à	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

à	foreign corporation or

à	foreign estate or trust.

A “non-US holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for US federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the US federal income tax consequences of the sale, exchange or other disposition of Common Stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of US federal income and estate taxation that may be relevant to non-US holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

Dividends paid to a non-US holder of our Common Stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-US holder will be required to provide an Internal Revenue Service Form W-8BEN certifying under penalties of perjury as to its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-US holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-US holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular US income tax as if the non-US holder were a US resident. A non-US corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

GAIN ON DISPOSITION OF COMMON STOCK

A non-US holder generally will not be subject to US federal income tax on gain realized on a sale or other disposition of Common Stock unless:

à	the gain is effectively connected with a trade or business of the non-US holder in the United States, subject to an applicable treaty providing otherwise, or

Material US federal tax considerations for non-US holders of Common Stock

à	we are or have been a US real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-US holder’s holding period, whichever period is shorter, and our Common Stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Generally, a corporation is a US real property holding corporation if the fair market value of its US real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be or may prior to a non-US holder’s disposition of Common Stock become a US real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of Common Stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

An individual non-US holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value of the stock in his gross estate for US federal estate tax purposes, and may be subject to US federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting

We and the selling stockholder are offering the shares of our Common Stock described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of Common Stock listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC
SunTrust Capital Markets, Inc.

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our Common Stock and the Common Stock of the selling stockholder are offered subject to a number of conditions, including:

à	receipt of our Common Stock by the underwriters, and

à	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 750,000 additional shares of our Common Stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We will pay all of the expenses of this offering, except for the underwriting discounts and commissions relating to the shares of Common Stock to be sold by the selling stockholder. We and the selling stockholder will pay the underwriting discounts and commissions on a pro rata basis, based on the number of shares of Common Stock being sold by us and the selling stockholder in this offering. The following table shows the per share and total underwriting discounts and commissions we and the

Underwriting

selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares.

Paid by selling
	Paid by us		stockholder

	No exercise	Full exercise	No exercise	Full exercise	Total

Per share	$	$	$	$	$
Total	$	$	$	$	$

We estimate that the total expenses of the offering payable by us, excluding our underwriting discounts and commissions, will be approximately $                    . Expenses include the Securities and Exchange Commission and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

NO SALES OF SECURITIES

We, our directors, executive officers and the selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written consent of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without prior notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

NASDAQ NATIONAL MARKET QUOTATION

Our Common Stock is quoted on the NASDAQ National Market under the symbol “CALM.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Stock including:

à	stabilizing transactions;

à	short sales;

à	purchases to cover positions created by short sales;

à	imposition of penalty bids; and

à	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Stock while the offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of our Common Stock than they are required to purchase in the offering. Short sales may be “covered short sales,” which are short positions in an amount not greater then the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase Common Stock in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NASDAQ National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our Common Stock on the NASDAQ National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

Certain underwriters and their affiliates have in the past provided, and may from time to time provide, services to us, including investment banking and financial advisory services, for which they were or will be entitled to receive separate compensation. SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc., is the transfer agent and registrar for our Common Stock. Trustco Capital Management, Inc., an affiliate of SunTrust Bank and SunTrust Capital Markets, Inc., provides our employees with retirement planning services and is also the trustee and custodian for our employee stock ownership plan.

Legal matters

The validity of the shares of Common Stock offered hereby will be passed upon for us by Young, Williams, Henderson & Fuselier, Jackson, Mississippi. James H. Neeld III, Esq., a partner in Young, Williams, Henderson & Fuselier, is our Assistant Secretary, and holds options granted to him under our 1993 Stock Option Plan to purchase 24,000 shares of our Common Stock, exercisable at a price of $2.125 per share. Of the total number options held by Mr. Neeld, none are currently exercisable, but options as to 4,800 shares will become exercisable on May 1, 2004. Foley & Lardner LLP, Washington, D.C., has acted as special counsel to the Company with respect to legal matters under the federal securities laws. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at May 31, 2003 and June 1, 2002, and for each of the three years in the period ended May 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Information incorporated by reference

The following documents filed by us with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act (File No. 0-04892) are hereby incorporated by reference in this prospectus:

1.	Annual Report on Form 10-K, as amended, for the fiscal year ended May 31, 2003.

2.	Quarterly Reports on Form 10-Q, as amended, for the quarters ended August 30, 2003, November 29, 2003 and February 28, 2004.

3.	Current Reports on Form 8-K (other than information furnished under Item 12 of Form 8-K) dated: July 14, 2003, August 13, 2003, August 18, 2003, August 22, 2003, August 29, 2003, October 1, 2003, November 12, 2003, December 22, 2003, March 29, 2004 and April 14, 2004.

4.	Proxy Statement dated December 17, 2003 relating to the Annual Meeting of Stockholders held in January 26, 2004.

5.	Proxy Statement dated March 17, 2004 relating to the Special Meeting of Stockholders held on April 14, 2004.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the Common Stock hereunder will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent any statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or superseded such statement. Any such statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of the documents incorporated by reference as described above (other than exhibits). Requests for such copy should be directed to Cal-Maine Foods, Inc., 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209; Attention: Ms. Delores McMillin, Investor Relations (601-948-6813).

Where you can find more information about us

We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the Common Stock offered by us and the selling stockholder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our Common Stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

Report of Independent Auditors

The Board of Directors and Stockholders

Cal-Maine Foods, Inc.

We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and subsidiaries as of June 1, 2002 and May 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cal-Maine Foods, Inc. and subsidiaries at June 1, 2002 and May 31, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Jackson, Mississippi
July 18, 2003

Cal-Maine Foods, Inc. and Subsidiaries

	June 1,	May 31,
	2002	2003

	(in thousands, except
Consolidated Balance Sheets	share amounts)

Assets
Current assets:
Cash and cash equivalents	$4,878	$6,092
Receivables:
Trade receivables, less allowance for doubtful accounts of $175 in 2002 and $1,158 in 2003	15,536	18,914
Other	1,844	579

	17,380	19,493
Recoverable federal income taxes	6,031	6,860
Inventories	46,108	51,005
Prepaid expenses and other current assets	911	1,729

Total current assets	75,308	85,179
Other assets:
Notes receivable and investments	7,116	7,254
Goodwill	3,147	3,147
Other	1,865	1,620

	12,128	12,021
Property, plant and equipment, less accumulated depreciation	142,218	138,192

Total assets	$229,654	$235,392

Liabilities and stockholders’ equity
Current liabilities:
Note payable to bank	$7,000	$ —
Trade accounts payable	18,467	21,386
Accrued wages and benefits	5,621	5,642
Accrued expenses and other liabilities	4,779	6,004
Current maturities of long-term debt	10,364	12,592
Deferred income taxes	11,767	11,806

Total current liabilities	57,998	57,430
Long-term debt, less current maturities	107,998	95,652
Other noncurrent liabilities	1,450	1,481
Deferred income taxes	7,748	14,744

Total liabilities	175,194	169,307
Stockholders’ equity:
Common stock, $.01 par value:
Authorized shares — 60,000,000 Issued and outstanding shares — 35,130,400	351	351
Class A common stock, $.01 par value:
Authorized shares — 2,400,000 Issued and outstanding shares — 2,400,000	24	24
Paid-in capital	18,597	18,597
Retained earnings	48,587	60,212
Common stock in treasury (14,001,624 shares in 2002 and 2003)	(13,099)	(13,099)

Total stockholders’ equity	54,460	66,085

Total liabilities and stockholders’ equity	$229,654	$235,392

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries

	Fiscal year ended
	June 2,	June 1,	May 31,
	2001	2002	2003

Consolidated Statements of Operations	(in thousands, except per share amounts)

Net sales	$358,412	$326,171	$387,462
Cost of sales	299,417	291,767	315,169

Gross profit	58,995	34,404	72,293
Selling, general and administrative	42,337	42,332	46,029

Operating income (loss)	16,658	(7,928)	26,264
Other income (expense):
Interest expense	(9,072)	(8,580)	(8,272)
Interest income	336	77	176
Equity in income (loss) of affiliates	415	(480)	442
Other, net	2,378	547	527

	(5,943)	(8,436)	(7,127)

Income (loss) before income taxes	10,715	(16,364)	19,137
Income tax expense (benefit)	3,891	(5,790)	6,925

Net income (loss)	$6,824	$(10,574)	$12,212

Net income (loss) per share:
Basic	$.29	$(.45)	$.52

Diluted	$.28	$(.45)	$.51

Weighted average shares outstanding:
Basic	24,102	23,528	23,528

Diluted	24,240	23,528	23,724

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries

			Class A
	Common Stock		Common Stock		Treasury	Treasury	Paid-In	Retained
Conidated	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Statements of
Stockholders’ Equity	(in thousands, except per share amounts)

Balance at May 31, 2003	35,130	$351	2,400	$24	14,002	$(13,099)	$18,597	$60,212	$66,085
Cash dividends paid ($.025 per common share) as adjusted for stock split	—	—	—	—	—	—	—	(587)	(587)
Net income for fiscal 2003	—	—	—	—	—	—	—	12,212	12,212

Balance at June 1, 2002	35,130	351	2,400	24	14,002	(13,099)	18,597	48,587	54,460
Purchases of common stock for treasury	—	—	—	—	274	(571)	—	—	(571)
Cash dividends paid ($.025 per common share) as adjusted for stock split	—	—	—	—	—	—	—	(591)	(591)
Net loss for fiscal 2002	—	—	—	—	—	—	—	(10,574)	(10,574)

Balance at June 2, 2001	35,130	351	2,400	24	13,728	(12,528)	18,597	59,752	66,196
Purchases of common stock for treasury	—	—	—	—	626	(1,374)	—	—	(1,374)
Cash dividends paid ($.025 per common share) as adjusted for stock split	—	—	—	—	—	—	—	(607)	(607)
Net income for fiscal 2001	—	—	—	—	—	—	—	6,824	6,824

Balance at June 3, 2000	35,130	$351	2,400	$24	13,102	$(11,154)	$18,597	$53,535	$61,353

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries

	Fiscal year ended
	June 2,	June 1,	May 31,
	2001	2002	2003

Consolidated Statements of Cash Flows	(in thousands)

Cash flows from operating activities
Net income (loss)	$6,824	$(10,574)	$12,212
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	17,542	17,310	16,624
Deferred income taxes	3,406	241	7,035
Equity in (income) loss of affiliates	(415)	480	(442)
Gain on disposal of property, plant and equipment	(201)	(185)	(327)
Change in operating assets and liabilities:
Receivables and other assets	2,976	(7,397)	(3,670)
Inventories	(3,209)	1,014	(4,897)
Accounts payable, accrued expenses and other liabilities	3,500	(625)	4,196

Net cash provided by operating activities	30,423	264	30,731
Cash flows from investing activities
Purchases of property, plant and equipment	(14,060)	(15,552)	(12,546)
Payments received on notes receivable and from investments	1,697	456	420
Increase in notes receivable and investments	(1,331)	(379)	(215)
Net proceeds from disposal of property, plant and equipment	736	1,100	529

Net cash used in investing activities	(12,958)	(14,375)	(11,812)
Cash flows from financing activities
Net borrowings (payments) on note payable to bank	(7,500)	7,000	(7,000)
Long-term borrowings	5,040	9,000	—
Principal payments on long-term debt	(6,436)	(8,978)	(10,118)
Purchases of common stock for treasury	(1,374)	(571)	—
Payments of dividends	(607)	(591)	(587)

Net cash provided by (used in) financing activities	(10,877)	5,860	(17,705)

Increase (decrease) in cash and cash equivalents	6,588	(8,251)	1,214
Cash and cash equivalents at beginning of year	6,541	13,129	4,878

Cash and cash equivalents at end of year	$13,129	$4,878	$6,092

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except share and per share amounts)
May 31, 2003

1.     Significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Cal-Maine Foods, Inc. and its subsidiaries (the “Company”) all of which are wholly-owned. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business

The Company is engaged in the production, processing and distribution of shell eggs and livestock operations. The Company’s operations are significantly affected by the market price fluctuation of its principal products sold, shell eggs, and the costs of its principal feed ingredients, corn and other grains.

Primarily all of the Company’s sales are to wholesale shell egg buyers in the southeastern, southwestern, mid-western and mid-Atlantic regions of the United States. Credit is extended based upon an evaluation of each customer’s financial condition and credit history and generally collateral is not required. Credit losses have consistently been within management’s expectations. One customer accounted for 13.2%, 13.3%, and 12.8% of the Company’s net sales in fiscal 2001, 2002 and 2003, respectively. Another customer accounted for 19.2% and 21.3% of the Company’s net sales in fiscal 2002 and 2003, respectively.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles general accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories of shell eggs, feed, supplies and livestock are valued principally at the lower of cost (first-in, first-out method) or market.

The cost associated with flocks, consisting principally of chick purchases, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 18 weeks. Flock costs are amortized over the productive lives of the flocks, generally one to two years.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment.

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Impairment of long-lived assets

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Intangible assets

Included in other assets are loan acquisition costs which are amortized over the life of the related loan and franchise fees which are amortized over ten years.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), effective June 3, 2001. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Accordingly, the Company ceased amortization of goodwill in fiscal 2002. Had the Company accounted for goodwill under SFAS No. 142 for fiscal 2001, the Company’s net income and income per share would have been $6,980 and $0.29, respectively.

Revenue recognition and delivery costs

Revenue is recognized when product is delivered to customers.

Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and totaled $19,036, $17,954 and $18,234 in fiscal 2001, 2002 and 2003, respectively.

Income taxes

Income taxes have been provided using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Stock based compensation

The Company accounts for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” which require compensation cost for all

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

stock-based employee compensation plans to be recognized based on the use of a fair value method (in thousands, except per share amounts):

	Fiscal year ended
	June 2,	June 1,	May 31,
	2001	2002	2003

Net income (loss)	$6,824	$(10,574)	$12,212
Add: Stock-based employee compensation expense included in reported net income	243	(154)	716
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	239	8	422

Pro forma net income (loss)	$6,828	$(10,736)	$12,506

Earnings per share:
Basic—as reported	$0.29	$(0.45)	$0.52

Basic—pro forma	$0.29	$(0.46)	$0.53

Diluted—as reported	$0.28	$(0.45)	$0.51

Diluted—pro forma	$0.28	$(0.46)	$0.53

Net income (loss) per common share

Basic earnings (loss) per share are based on the weighted average common shares outstanding. Diluted earnings (loss) per share include any dilutive effects of options and warrants.

Impact of recently issued accounting standards

In the first quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” (SFAS No. 121), however, it retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed other than by sale (e.g., abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset as “held for sale.” The adoption of SFAS No. 144 had no effect on the Company’s consolidated results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity.

The Company has investments in various affiliates (see Note 2) established for the purpose of production, processing, and distribution of shell eggs. These entities are primarily funded with financing from third party lenders, which is secured by first liens on the assets of the entities. The

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

creditors of the entities do not have recourse to the Company, except for one entity for which the Company guarantees 50% of its debt. The Company accounts for these investments on the equity method of accounting, recording its share of the net income or loss. The Company has the ability to exercise significant influence over operating and financial policies. However, the Company does not have a controlling interest in the respective entities. At May 31, 2003, the Company’s aggregate net investment in these entities totaled $6 million. The portion of the debt guaranteed was $7.2 million at May 31, 2003. These amounts represent the Company’s maximum exposure to loss at May 31, 2003 as a result of its involvement with these entities. The Company is currently evaluating the effects of the issuance of the Interpretation on the accounting for its ownership interests in these entities.

Fiscal year

The Company’s fiscal year-end is on the Saturday nearest May 31, which was June 2, 2001 (52 weeks), June 1, 2002 (52 weeks), and May 31, 2003, for the most recent three fiscal years.

2.     Investment in affiliates

The Company owns 50% of Cumberland Milling JV, Specialty Eggs LLC and Delta Egg Farm, LLC (“Delta Egg”) and 44% of American Egg Products, Inc. at May 31, 2003. The Company owned 50% of BCM Egg Company (“BCM”) a partnership, through May 2000, at which time the Company acquired the other 50% partnership interest. Investment in affiliates, recorded using the equity method of accounting, totaled $5,230 and $6,042 at June 1, 2002 and May 31, 2003, respectively. Equity in income or (loss) of $415, $(480) and $442, from these entities have been included in the consolidated statements of operations for fiscal 2001, 2002 and 2003, respectively.

The Company is a guarantor of 50% of Delta Egg’s long-term debt, which totaled approximately $14.4 million at May 31, 2003. Delta Egg’s long-term debt is secured by substantially all fixed assets of Delta Egg and is due in monthly installments through fiscal 2009. Delta Egg is engaged in the production, processing and distribution of shell eggs. The other 50% owner also guarantees the debt. The guarantee arose when Delta Egg borrowed funds to construct its production and processing facility in 1999. The guarantee would be required if Delta Egg is not able to pay the debt. Management of the Company believes this possibility is unlikely because Delta Egg is profitable and is now well capitalized.

3.     Inventories

Inventories consisted of the following:

	June 1,	May 31,
	2002	2003

Flocks	$30,836	$33,070
Eggs	2,257	2,752
Feed and supplies	10,073	12,597
Livestock	2,942	2,586

	$46,108	$51,005

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Property, plant and equipment

Property, plant and equipment consisted of the following:

	June 1,	May 31,
	2002	2003

Land and improvements	$32,846	$33,285
Buildings and improvements	91,567	97,175
Machinery and equipment	128,675	129,893
Construction-in-progress	5,608	7,318

	258,696	267,671
Less accumulated depreciation	116,478	129,479

	$142,218	$138,192

Depreciation expense was $17,014, $17,067 and $16,370 in fiscal 2001, 2002 and 2003, respectively.

5.     Leases

Future minimum payments under noncancelable operating leases that have initial or remaining noncancelable terms in excess of one year at May 31, 2003 are as follows:

2004	$9,064
2005	8,433
2006	7,996
2007	7,606
2008	5,744
Thereafter	2,687

Total minimum lease payments	$41,530

Substantially all of the leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets. The Company has guaranteed under certain operating leases the residual value of transportation equipment at the expiration of the leases. Rent expense was $9,622, $9,122 and $9,457 in fiscal 2001, 2002 and 2003, respectively. Included in rent expense are vehicle rents totaling $2,892, $2,444 and $2,336 in fiscal 2001, 2002 and 2003, respectively.

6.     Credit facilities and long-term debt

Long-term debt consisted of the following:

	June 1,	May 31,
	2002	2003

Note payable at 6.7%; due in monthly installments of $100, plus interest, maturing in 2009	$14,400	$13,200
Note payable at a variable rate of 4.75% at June 1, 2002; due in quarterly installments of $350, plus interest, maturing in 2007	10,850	9,329
Note payable at 8.26%; due in monthly installments of $155 beginning in 2004, including interest, maturing in 2015	16,000	16,000

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	June 1,	May 31,
	2002	2003

Series A Senior Secured Notes at 6.87%; due in annual principal installments of $1,917 beginning in December 2002 through 2009 with interest due semi-annually	11,500	9,583
Series B Senior Secured Notes at 7.18%; due in annual principal installments of $2,143 beginning in December 2003 through 2009 with interest due semi-annually	15,000	15,000
Industrial revenue bonds at 7.21%; due in monthly installments of $120, including interest, maturing in 2011	11,528	10,853
Note payable at 7.64%; due in monthly installments of $114, including interest, maturing in 2015	7,028	6,159
Note payable at 7.75%; due in monthly installments of $55, plus interest, maturing in 2009	4,460	3,800
Note payable at 8.25%; due in monthly installments of $79, including interest, maturing in 2004	1,596	751
Note payable at 7.56%; due in monthly installments of $75 beginning in July 2001, plus interest, maturing in 2009	12,500	11,600
Note payable at 7%; due in quarterly installments of $107, plus interest, maturing in 2009	5,143	4,716
Note payable at 7.1%; due in quarterly installments of $214, plus interest, maturing in 2008	5,358	4,502
Note payable at 7.5%; due in monthly installments of $50, including interest, maturing in 2011	2,841	2,614
Other	158	137

	118,362	108,244
Less current maturities	10,364	12,592

	$107,998	$95,652

The aggregate annual fiscal year maturities of long-term debt at May 31, 2003 are as follows:

2004	$12,592
2005	12,723
2006	12,566
2007	16,354
2008	12,363
Thereafter	41,646

$108,244

The Company has a $35,000 line of credit with three banks. The line of credit, which expires on December 31, 2005, is limited in availability based upon accounts receivable and inventories. The Company had $33,400 available to borrow under the line of credit at May 31, 2003. Borrowings under the line of credit bear interest at 3% above the federal funds rate. Facilities fees of 0.5% per annum are payable quarterly on the unused portion of the line.

Substantially all trade receivables and inventories collateralize the line of credit and property, plant and equipment collateralize the long-term debt. The Company is required, by certain provisions of the loan

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

agreements, to maintain minimum levels of working capital and net worth; to limit dividends, capital expenditures and additional long-term borrowings; and to maintain various current, debt-to-equity and interest coverage ratios. Additionally, the chief executive officer of the Company, or his family, must maintain ownership of not less than 50% of the outstanding voting stock of the Company. Subsequent to May 31, 2003, the Company obtained amendments to revise certain financial covenant requirements of its debt agreements and expects to be in compliance with such requirements through fiscal 2004.

Interest of $8,966, $8,915 and $8,435 was paid during fiscal 2001, 2002 and 2003, respectively. Interest of $347, $316 and $419 was capitalized for construction of certain facilities during fiscal 2001, 2002 and 2003, respectively.

7.     Employee benefit plans

The Company maintains a medical plan that is qualified under Section 401(a) of the Internal Revenue Code and not subject to tax under present income tax laws. Under its plan, the Company self-insures, in part, coverage for substantially all full-time employees with coverage by insurance carriers for certain stop-loss provisions for losses greater than $100 for each occurrence. The Company’s expenses, including accruals for incurred but not reported claims, were approximately $4,570, $4,790 and $6,258 in fiscal 2001, 2002, and 2003, respectively.

The Company has a 401(k) plan which covers substantially all employees. Participants in the Plan may contribute up to the maximum allowed by Internal Revenue Service regulations. The Company does not make contributions to the 401(k)plan.

The Company has an employee stock ownership plan (ESOP) that covers substantially all employees. The Company makes contributions to the ESOP of 3% of participants’ compensation, plus an additional amount determined at the discretion of the Board of Directors. Contributions may be made in cash or the Company’s common stock. The contributions vest 20% annually beginning with the participant’s third year of service. Beginning in January 2001, company contributions to the ESOP vest immediately. The Company’s contributions to the plan were $968, $1,183 and $2,056 in fiscal 2001, 2002 and 2003, respectively.

The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age 65 or over as specified in the agreements. Amounts accrued for these agreements are based upon deferred compensation earned over the estimated remaining service life of each officer. Deferred compensation expense totaled approximately $50 in fiscal 2001, 2002 and 2003.

8.     Stock option plan

The Company has elected to follow APB No. 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, (SFAS No. 123), requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2001 and 2003: risk-free interest rate of 7% and 3%, respectively; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of .29 and .39, respectively, and

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

a weighted-average expected life of the options of 5 years. No options were granted by the Company during fiscal 2002. The weighted-average fair value of options granted during fiscal 2001 and 2003 was $0.53 and $0.72, respectively.

A summary of the Company’s stock option activity and related information is as follows:

		Weighted-
		average
		exercise
	Shares	price

Outstanding at May 31, 2003	1,087,200	$1.61
Granted	142,000	2.03
Exercised	(16,800)	1.69

Outstanding at June 1, 2002	962,000	1.55
Exercised	(8,000)	1.50
Forfeited	(16,000)	1.50

Outstanding at June 2, 2001	986,000	1.55
Granted	30,000	2.10
Exercised	(52,000)	1.50
Forfeited	(20,000)	1.50

Outstanding at June 3, 2000	1,028,000	1.53

The Company has reserved 1,600,000 shares under its 1993 Stock Option Plan. The options have ten-year terms and vest annually over five years beginning one year from the grant date. At May 31, 2003, no shares were available for grant under the 1993 plan.

The Company has reserved 1,000,000 shares under its 1999 Stock Option Plan, all of which were granted to officers and key employees in fiscal 2000. Each stock option granted under the 1999 Stock Option Plan was accompanied by the grant of a Tandem Stock Appreciation Right (“TSAR”). The options and TSARs have ten-year terms and vest annually over five years beginning one year from the grant date. Upon exercise of a stock option, the related TSAR is also considered to be exercised, and the holder will receive a cash payment from the Company equal to the excess of the fair market value of the Company’s common stock and the option exercise price. Compensation expense (benefit) of $380, $(240) and $1,119 applicable to this plan was recognized in fiscal 2001, 2002 and 2003, respectively.

The weighted average remaining contractual life of the options outstanding was 8 years at June 2, 2001, 6 years at June 1, 2002 and 7 years at May 31, 2003. Of the total options outstanding, 220,000, 407,600 and 551,200 were exercisable at June 2, 2001, June 1, 2002 and May 31, 2003, respectively.

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Income taxes

Income tax expense (benefit) consisted of the following:

	Fiscal year ended
	June 2,	June 1,	May 31,
	2001	2002	2003

Current:
Federal	$485	$(6,031)	$(81)
State	—	—	(29)

	485	(6,031)	(110)
Deferred:
Federal	3,053	395	6,579
State	353	(154)	456

	3,406	241	7,035

	$3,891	$(5,790)	$6,925

Significant components of the Company’s deferred tax liabilities were as follows:

	June 1,	May 31,
	2002	2003

Deferred tax liabilities:
Property, plant and equipment	$12,151	$12,697
Cash basis temporary differences	2,548	2,389
Inventories	12,145	12,837
Other	1,842	2,683

Total deferred tax liabilities	28,686	30,606
Deferred tax assets:
Federal and state net operating loss carryforwards	5,994	416
Other	3,177	3,640

Total deferred tax assets	9,171	4,056

Net deferred tax liabilities	$19,515	$26,550

Effective May 29, 1988, the Company could no longer use cash basis accounting for its farming subsidiary because of tax law changes. The Taxpayer Relief Act of 1997 provides that taxes on the cash basis temporary differences as of that date are generally payable over 20 years beginning in fiscal 1999 or in full in the first fiscal year in which there is a change in ownership control. The Company uses the farm-price method for valuing inventories for income tax purposes.

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The differences between income tax expense (benefit) at the Company’s effective income tax rate and income tax expense (benefit) at the statutory federal income tax rate were as follows:

	Fiscal year ended
	June 2,	June 1,	May 31,
	2001	2002	2003

Statutory federal income tax (benefit)	$3,643	$(5,564)	$6,507
State income taxes (benefit), net	233	(102)	301
Other, net (benefit)	15	(124)	117

	$3,891	$(5,790)	$6,925

Federal and state income taxes of $219, $100 and $1,610 were paid in fiscal 2001, 2002 and 2003, respectively. Federal and state income taxes of $4,409, $164 and $1,377 were refunded in fiscal 2001, 2002 and 2003, respectively. The Company has net operating loss carryforwards for state income tax purposes of $37,300, which expire at various dates in fiscal 2015 through 2022.

10.     Other matters

The carrying amounts in the consolidated balance sheet for cash and cash equivalents, accounts receivable, notes receivable and investments and accounts payable approximate their fair values. The fair value of the Company’s long-term debt is estimated to be $111.2 million. The fair values for notes receivable and long-term debt are estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for similar arrangements.

The Company’s interest expense is sensitive to changes in the general level of U.S. interest rates. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. Under its current policies, the Company does not use interest rate derivative instruments to manage its exposure to interest rate changes. A one percent (1%) adverse move (decrease) in interest rates would adversely affect the net fair value of the Company’s debt by $4.1 million at May 31, 2003. The Company is a party to no other market risk sensitive instruments requiring disclosure.

The Company is the defendant in certain legal actions. It is the opinion of management, based on advice of legal counsel, that the outcome of these actions will not have a material adverse effect on the Company’s consolidated financial position or operations.

In Fiscal 2002 and 2003, the Company recognized $1,862 and $9,466, respectively, in vendor settlements pertaining to overcharges for vitamins purchased by the Company over a number of years. The settlements are reflected in the accompanying consolidated financial statements as a reduction of cost of sales.

On July 11, 2003, Cal-Maine’s Board of Directors voted to explore the possibility of the Company becoming privately held.

11.     Subsequent event (unaudited)

On April 14, 2004, the Company’s stockholders approved amendments to its Certificate of Incorporation authorizing an increase in the number of shares of Common Stock and Class A Common Stock and a 2-for-1 split of the Common Stock and Class A Common Stock. This will result in additional shares being issued of approximately 17,565,200 and 1,200,000, respectively, for holders of record on April 14, 2004. All share and per share information in the accompanying financial statements have been restated retroactively to reflect the split.

Cal-Maine Foods, Inc. and Subsidiaries

	May 31, 2003	February 28, 2004
	(note 1)	(unaudited)

	(in thousands, except share
Condensed consolidated balance sheets	amounts)

ASSETS
Current assets:
Cash and cash equivalents	$6,092	$55,140
Trade and other receivables	19,493	33,126
Recoverable federal income taxes	6,860	—
Inventories	51,005	50,421
Prepaid expenses and other current assets	1,729	937

Total current assets	85,179	139,624
Investments	7,102	10,105
Notes receivable	152	1,495
Goodwill	3,147	3,147
Other assets	1,620	1,616
Property, plant and equipment	267,671	273,985
Less accumulated depreciation	(129,479)	(140,536)

	138,192	133,449

TOTAL ASSETS	$235,392	$289,436

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$33,032	$47,178
Current maturities of long-term debt	12,592	10,319
Deferred income taxes	11,806	8,812

Total current liabilities	57,430	66,309
Long-term debt, less current maturities	95,652	81,169
Other non-current liabilities	1,481	1,821
Deferred income taxes	14,744	17,138

Total liabilities	169,307	166,437
Stockholders’ equity:
Common stock $0.01 par value per share:
Authorized shares—60,000,000 issued and outstanding shares—35,130,400	351	351
Class A common stock $0.01 par value, authorized, issued and outstanding 2,400,000 shares	24	24
Paid-in capital	18,597	26,062
Retained earnings	60,212	109,015
Common stock in treasury—14,001,624 shares at May 31, 2003 and 13,321,006 shares at February 28, 2004	(13,099)	(12,453)

Total stockholders’ equity	66,085	122,999

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$235,392	$289,436

See notes to condensed consolidated financial statements.

Cal-Maine Foods, Inc. and Subsidiaries

	39 Weeks ended
	March 1, 2003	February 28, 2004

Condensed consolidated	(in thousands, except per
statements of operations	share amounts)

	(unaudited)
Net sales	$284,024	$429,979
Cost of sales	233,790	294,742

Gross profit	50,234	135,237
Selling, general and administrative	32,461	57,772

Operating income	17,773	77,465
Other income (expense):
Interest expense, net	(6,104)	(4,924)
Other	734	4,465

	(5,370)	(459)

Income before income taxes	12,403	77,006
Income tax expense	4,501	27,758

Net income	$7,902	$49,248

Net income per common share:
Basic	$0.34	$2.08

Diluted	$0.34	$2.03

Dividends per common share	$0.019	$0.019

Weighted average shares outstanding:
Basic	23,528	23,762

Diluted	23,674	24,280

See notes to condensed consolidated financial statements.

Cal-Maine Foods, Inc. and Subsidiaries

	39 Weeks ended
	March 1, 2003	February 28, 2004

	(in thousands)
Condensed consolidated statements of cash flows

(unaudited)
Cash flows provided by operating activities	$14,500	$66,688
Cash flows from investing activities:
Purchases of property, plant and equipment	(3,831)	(5,630)
Construction of production facilities	(6,097)	(2,043)
Payments received on notes receivable and from investments	73	196
(Increase) decrease in note receivable, investments and other assets	113	(1,535)
Net proceeds from sale of property, plant and equipment	482	461

Net cash used in investing activities	(9,260)	(8,551)
Cash flows from financing activities:
Net borrowings on notes payable to banks	1,500	—
Long-term borrowings	—	25,000
Principal payments on long-term debt	(8,052)	(41,756)
Proceeds from exercise of stock options	—	8,112
Payment of dividends	(440)	(445)

Net cash used in financing activities	(6,992)	(9,089)

Net change in cash and cash equivalents	(1,752)	49,048
Cash and cash equivalents at beginning of period	4,878	6,092

Cash and cash equivalents at end of period	$3,126	$55,140

See notes to condensed consolidated financial statements.

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Notes to Condensed Consolidated Financial Statements
(in thousands, except share amounts)
February 28, 2004

1.     Presentation of interim information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended February 28, 2004 are not necessarily indicative of the results that may be expected for the year ending May 29, 2004.

Retail sales of shell eggs are generally greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in egg production during the spring and early summer.

The balance sheet at May 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in Cal-Maine Foods, Inc.’s annual report on Form 10-K for the fiscal year ended May 31, 2003.

Stock based compensation

We account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” which require compensation cost for all

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

stock-based employee compensation plans to be recognized based on the use of a fair value method (in thousands except per share amounts):

	39 Weeks ended
	Mar. 1,	Feb. 28,
	2003	2004

Net income	$7,902	$49,248
Add: Stock-based employee compensation expense included in reported net income	119	15,450
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(213)	(6,253)

Pro forma net income	$7,808	$58,445

Earnings per share:
Basic—as reported	$0.34	$2.08

Basis—pro forma	$0.33	$2.46

Diluted—as reported	$0.34	$2.03

Diluted—pro forma	$0.34	$2.41

The fair value of our stock options were estimated as of the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the prior year grants: risk-free interest rate of 3.00%; a dividend yield of 1.00%; expected volatility of 39.2%; and a weighted average expected life of the options of 5 years.

2.     Inventories

Inventories consisted of the following:

	May 31,	February 28,
	2003	2004

Flocks	$33,070	$32,422
Eggs	2,752	3,308
Feed and supplies	12,597	14,467
Livestock	2,586	224

	$51,005	$50,421

3.     Other matters

On January 26, 2004, our Board of Directors called a special meeting of shareholders to be held at our corporate offices on April 14, 2004 to vote on amendments to our Certificate of Incorporation that would increase the authorized number of shares of our Common Stock and Class A Common Stock and effect a two for one share split of our Common Stock and Class A Common Stock. A proxy statement for the special meeting was mailed to our holders of common stock on March 17, 2004.

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.     Legal proceedings

Please refer to “Business— Operations— Legal Proceedings” elsewhere in the prospectus.

5.     Impact of recently issued accounting standards

In the first quarter of fiscal 2003, we adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” (SFAS No. 121), however, it retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed other than by sale (e.g., abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset as “held for sale.” The adoption of SFAS No. 144 had no effect our consolidated results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. We have investments in various affiliates established for the purpose of production, processing, and distribution of shell eggs. These entities are primarily funded with financing from third party lenders, which is secured by first liens on the assets of the entities. The creditors of these entities do not have recourse to us, except for one

Cal-Maine Foods, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

entity for which we guarantee 50% of its debt. We are currently evaluating the effects of the issuance of the Interpretation on the accounting for our investment in these entities. Currently, these investments are recorded as investments on the equity method of accounting, recording our share of the net income or loss. We have the ability to exercise significant influence over operating and financial policies of these affiliated entities. However, we do not have a controlling interest in the respective entities. At February 28, 2004, our aggregate net investment in these entities totaled $8.8 million. The portion of the debt guaranteed was $6.8 million at February 28, 2004. These amounts represent our maximum exposure to loss at February 28, 2004 as a result of our involvement with these entities. We plan to adopt this Interpretation during the fourth quarter.

6.     Earnings per share

Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding. Common share equivalents consist of stock options and are calculated using the treasury stock method. For the 39 week period ended February 28, 2004, the difference between diluted and basic weighted average shares outstanding is solely related to the effects of stock options.

7.     Subsequent event

On April 14, 2004, our stockholders approved amendments to our Certificate of Incorporation authorizing an increase in the number of shares of our Common Stock and Class A Common Stock and a 2-for-1 split of our Common Stock and Class A Common Stock. This resulted in additional shares being issued of approximately 17,565,200 and 1,200,000, respectively, for holders of record on April 14, 2004. All share and per share information in the accompanying financial statements have been restated retroactively to reflect the split.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other expenses of issuance and distribution

The following table sets forth the costs and expenses payable by Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Amount
to be paid*

SEC registration fee		$11,200
NASD filing fee		$9,355
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

 * To be filed by amendment.

Item 15.     Indemnification of directors and officers

The Registrant may indemnify its directors, officers and certain other persons to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time-to-time.

Section 10 of the Registrant’s Amended and Restated Certificate of Incorporation provides as follows:

No director of the corporation shall have any personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this section shall not eliminate or limit the liability of a director (i) for any breach of a director’s duty or loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The limitation of liability shall not eliminate or limit the liability of any director for any act or omission occurring prior to the date upon which this provision becomes effective.

Part II

Item 16.     Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
No.	Description

1.1	Form of Underwriting Agreement*
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-1 filed October 25, 1996)
5	Opinion of Young, Williams, Henderson & Fuselier, P.A.*
23.1	Consent of Ernst & Young LLP (Filed herewith)
23.2	Consent of Young, Williams, Henderson & Fuselier, P.A. (To be included in Exhibit 5)
23.3	Consent of Foley & Lardner LLP*
24.1	Power of Attorney (Included on signature page)

 * To be filed by amendment.

Item 17.     Undertakings

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

Part II

(other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jackson, Mississippi on April 19, 2004.

CAL-MAINE FOODS, INC.

/s/ FRED R. ADAMS, JR.

Fred R. Adams, Jr.
Chairman of the Board and
Chief Executive Officer

Power of attorney and signatures

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Fred R. Adams, Jr. and Bobby J. Raines, and each of them individually, our true and lawful attorneys-in-fact and agents, with full of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, herby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ FRED R. ADAMS, JR. Fred R. Adams, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	April 19, 2004
/s/ BOBBY J. RAINES Bobby J. Raines	Vice President, Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial Officer)	April 19, 2004
/s/ CHARLES F. COLLINS Charles F. Collins	Vice President, Controller and Director (Principal Accounting Officer)	April 19, 2004
/s/ RICHARD K. LOOPER Richard K. Looper	Director	April 19, 2004
/s/ ADOLPHUS B. BAKER Adolphus B. Baker	Director	April 19, 2004

Signature	Title	Date

/s/ JACK B. SELF Jack B. Self	Director	April 19, 2004
/s/ JOE M. WYATT Joe M. Wyatt	Director	April 19, 2004
/s/ LETITIA C. HUGHES Letitia C. Hughes	Director	April 19, 2004
W.D. (Jack) Cox	Director

/s/ R. FASER TRIPLETT, M.D. R. Faser Triplett, M.D.	Director	April 19, 2004

Exhibit Index

Exhibit
No.	Description of document

1.1	Form of Underwriting Agreement*
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-1 filed October 25, 1996)
5	Opinion of Young, Williams, Henderson & Fuselier, P.A.*
23.1	Consent of Ernst & Young LLP (Filed herewith)
23.2	Consent of Young, Williams, Henderson & Fuselier, P.A. (To be included in Exhibit 5)
23.3	Consent of Foley & Lardner LLP*
24.1	Power of Attorney (Included on signature page)

*	To be filed by amendment.